Key metrics
	in / end of			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Credit Suisse (CHF million)
Net revenues	5,387	4,801	5,636	12	(4)
Provision for credit losses	81	59	48	37	69
Total operating expenses	4,244	4,147	4,534	2	(6)
Income before taxes	1,062	595	1,054	78	1
Net income attributable to shareholders	749	259	694	189	8
Cost/income ratio (%)	78.8	86.4	80.4	–	–
Effective tax rate (%)	29.5	57.1	34.3	–	–
Basic earnings per share (CHF)	0.29	0.10	0.27	190	7
Diluted earnings per share (CHF)	0.29	0.10	0.26	190	12
Return on equity (%)	6.9	2.4	6.7	–	–
Return on tangible equity (%)	7.8	2.7	7.6	–	–
Assets under management and net new assets (CHF billion)
Assets under management	1,431.3	1,347.3	1,379.9	6.2	3.7
Net new assets	35.8	0.5	25.0	–	43.2
Balance sheet statistics (CHF million)
Total assets	793,636	768,916	809,052	3	(2)
Net loans	292,970	287,581	283,854	2	3
Total shareholders' equity	43,825	43,922	42,540	0	3
Tangible shareholders' equity	38,794	38,937	37,661	0	3
Basel III regulatory capital and leverage statistics (%)
CET1 ratio	12.6	12.6	12.9	–	–
CET1 leverage ratio	4.1	4.1	3.8	–	–
Look-through tier 1 leverage ratio	5.2	5.2	5.1	–	–
Share information
Shares outstanding (million)	2,507.8	2,550.6	2,539.6	(2)	(1)
of which common shares issued	2,556.0	2,556.0	2,556.0	0	0
of which treasury shares	(48.2)	(5.4)	(16.4)	–	194
Book value per share (CHF)	17.48	17.22	16.75	2	4
Market capitalization (CHF million)	29,663	27,605	40,871	7	(27)
Number of employees (full-time equivalents)
Number of employees	46,200	45,680	46,370	1	0
See relevant tables for additional information on these metrics.
2

Credit Suisse
In 1Q19, we recorded net income attributable to shareholders of CHF 749 million. Return on equity and return on tangible equity were 6.9% and 7.8%, respectively. As of the end of 1Q19, our CET1 ratio was 12.6%.
Results
	in / end of			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Statements of operations (CHF million)
Net interest income	1,532	2,412	1,585	(36)	(3)
Commissions and fees	2,612	2,864	3,046	(9)	(14)
Trading revenues [1]	840	(865)	578	–	45
Other revenues	403	390	427	3	(6)
Net revenues	5,387	4,801	5,636	12	(4)
Provision for credit losses	81	59	48	37	69
Compensation and benefits	2,518	2,141	2,538	18	(1)
General and administrative expenses	1,413	1,569	1,508	(10)	(6)
Commission expenses	313	301	344	4	(9)
Restructuring expenses	–	136	144	–	–
Total other operating expenses	1,726	2,006	1,996	(14)	(14)
Total operating expenses	4,244	4,147	4,534	2	(6)
Income before taxes	1,062	595	1,054	78	1
Income tax expense	313	340	362	(8)	(14)
Net income	749	255	692	194	8
Net income/(loss) attributable to noncontrolling interests	0	(4)	(2)	100	100
Net income attributable to shareholders	749	259	694	189	8
Statement of operations metrics (%)
Return on regulatory capital	9.5	5.4	9.1	–	–
Cost/income ratio	78.8	86.4	80.4	–	–
Effective tax rate	29.5	57.1	34.3	–	–
Earnings per share (CHF)
Basic earnings per share	0.29	0.10	0.27	190	7
Diluted earnings per share	0.29	0.10	0.26	190	12
Return on equity (%, annualized)
Return on equity	6.9	2.4	6.7	–	–
Return on tangible equity [2]	7.8	2.7	7.6	–	–
Book value per share (CHF)
Book value per share	17.48	17.22	16.75	2	4
Tangible book value per share [2]	15.47	15.27	14.83	1	4
Balance sheet statistics (CHF million)
Total assets	793,636	768,916	809,052	3	(2)
Risk-weighted assets	290,098	284,582	271,015	2	7
Leverage exposure	901,814	881,386	932,071	2	(3)
Number of employees (full-time equivalents)
Number of employees	46,200	45,680	46,370	1	0

Represent revenues on a product basis which are not representative of business results within our business segments as segment results utilize financial instruments across various product types. In 4Q18, we were involved in a tender offer of an issuer with respect to its own common shares that resulted in negative trading revenues, offset by positive net interest income as a result of a related dividend distribution by the same issuer.

Based on tangible shareholders' equity, a non-GAAP financial measure, which is calculated by deducting goodwill and other tangible assets from total shareholders' equity as presented in our balance sheet. Management believes that these metrics are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Corporate reporting developments
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center. Certain activities such as legacy funding costs, legacy litigation provisions and noncontrolling interests without significant economic interest, which were previously part of the Strategic Resolution Unit, have been moved into the Corporate Center and are not reflected in the Asset Resolution Unit. Historical data for the Strategic Resolution Unit prior to January 1, 2019 has not been restated.
Results summary
1Q19 results
In 1Q19, Credit Suisse reported net income attributable to shareholders of CHF 749 million compared to CHF 694 million in 1Q18 and CHF 259 million in 4Q18. In 1Q19, Credit Suisse reported income before taxes of CHF 1,062 million, compared to CHF 1,054 million in 1Q18 and CHF 595 million in 4Q18.
Results details
Net revenues
In 1Q19, we reported net revenues of CHF 5,387 million, which decreased 4% compared to 1Q18, primarily reflecting lower net revenues in Investment Banking & Capital Markets, Asia Pacific and Global Markets. The decrease in Investment Banking & Capital Markets was driven by lower revenues from debt and equity underwriting, reflecting a decline in the industry-wide fee pool and lower revenues from advisory and other fees. The decrease in Asia Pacific was driven by lower revenues in its Wealth Management & Connected business, reflecting lower Private Banking and advisory, underwriting and financing revenues, and lower revenues in its Markets business, mainly reflecting lower equity sales and trading revenues. The decrease in Global Markets was driven by less favorable market conditions across its equity and debt underwriting businesses, partially offset by higher trading revenues, particularly in its International Trading Solutions (ITS) franchise.
1Q19 included negative net revenues of CHF 91 million in the Corporate Center, which beginning in 1Q19 included the impact of the Asset Resolution Unit.
Compared to 4Q18, net revenues increased 12%, primarily reflecting higher net revenues in Global Markets and Asia Pacific, partially offset by lower net revenues in Investment Banking & Capital Markets. The increase in Global Markets reflected improved market conditions and a seasonal increase in trading client activity. The increase in Asia Pacific was driven by higher revenues in its Markets business across all revenue categories and higher revenues in its Wealth Management & Connected business, reflecting higher Private Banking and advisory, underwriting and financing revenues. The decrease in Investment Banking & Capital Markets was mainly driven by lower revenues from advisory and other fees, partially offset by higher equity and debt underwriting revenues.

Overview of Results
in / end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	[1]	Strategic Resolution Unit	[1]	Credit Suisse
1Q19 (CHF million)
Net revenues	1,379	1,417	854	1,472	356	(91)		–		5,387
Provision for credit losses	29	10	17	11	8	6		–		81
Compensation and benefits	475	578	388	636	311	130		–		2,518
Total other operating expenses	325	306	266	543	130	156		–		1,726
of which general and administrative expenses	270	252	209	415	127	140		–		1,413
Total operating expenses	800	884	654	1,179	441	286		–		4,244
Income/(loss) before taxes	550	523	183	282	(93)	(383)		–		1,062
Return on regulatory capital (%)	17.1	35.4	13.5	8.9	(10.6)	–		–		9.5
Cost/income ratio (%)	58.0	62.4	76.6	80.1	123.9	–		–		78.8
Total assets	228,664	93,968	105,868	227,482	17,494	120,160		–		793,636
Goodwill	619	1,560	1,518	467	643	0		–		4,807
Risk-weighted assets	76,757	42,571	37,826	58,131	24,760	50,053		–		290,098
Leverage exposure	259,380	100,552	110,684	259,420	42,161	129,617		–		901,814
4Q18 (CHF million)
Net revenues	1,373	1,402	677	965	475	84		(175)		4,801
Provision for credit losses	26	16	8	5	5	0		(1)		59
Compensation and benefits	452	607	330	518	241	(64)		57		2,141
Total other operating expenses	397	369	302	635	124	113		66		2,006
of which general and administrative expenses	322	280	213	439	114	107		94		1,569
of which restructuring expenses	21	33	26	80	6	1		(31)		136
Total operating expenses	849	976	632	1,153	365	49		123		4,147
Income/(loss) before taxes	498	410	37	(193)	105	35		(297)		595
Return on regulatory capital (%)	15.7	28.9	2.7	(6.2)	12.4	–		–		5.4
Cost/income ratio (%)	61.8	69.6	93.4	119.5	76.8	–		–		86.4
Total assets	224,301	91,835	99,809	211,530	16,156	104,411		20,874		768,916
Goodwill	615	1,544	1,506	463	638	0		0		4,766
Risk-weighted assets	76,475	40,116	37,156	59,016	24,190	29,703		17,926		284,582
Leverage exposure	255,480	98,556	106,375	245,664	40,485	105,247		29,579		881,386
1Q18 (CHF million)
Net revenues	1,431	1,403	991	1,546	528	(60)		(203)		5,636
Provision for credit losses	34	(1)	10	4	1	0		0		48
Compensation and benefits	487	587	411	617	316	55		65		2,538
Total other operating expenses	347	333	336	630	152	57		141		1,996
of which general and administrative expenses	258	254	259	453	121	37		126		1,508
of which restructuring expenses	28	26	6	42	30	1		11		144
Total operating expenses	834	920	747	1,247	468	112		206		4,534
Income/(loss) before taxes	563	484	234	295	59	(172)		(409)		1,054
Return on regulatory capital (%)	17.9	35.7	16.9	8.5	8.1	–		–		9.1
Cost/income ratio (%)	58.3	65.6	75.4	80.7	88.6	–		–		80.4
Total assets	217,179	89,313	107,851	239,432	15,380	109,734		30,163		809,052
Goodwill	603	1,518	1,473	451	622	0		0		4,667
Risk-weighted assets	70,558	37,580	33,647	57,990	20,866	28,135		22,239		271,015
Leverage exposure	246,997	93,921	115,709	282,778	38,731	110,767		43,168		932,071
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

Provision for credit losses
In 1Q19, provision for credit losses was CHF 81 million, primarily related to net provisions of CHF 29 million in Swiss Universal Bank, CHF 17 million in Asia Pacific, CHF 11 million in Global Markets and CHF 10 million in International Wealth Management.
Total operating expenses
In 2018, we completed our Group-wide three-year restructuring plan. During its term, operating expenses relating to the restructuring plan were disclosed separately, in line with the disclosure requirements for such a program.
Compared to 1Q18, total operating expenses of CHF 4,244 million decreased 6%, primarily reflecting a 6% decrease in general and administrative expenses, mainly relating to lower litigation provisions and lower professional services fees. 1Q18 included restructuring expenses of CHF 144 million.
Compared to 4Q18, total operating expenses increased 2%, primarily reflecting an 18% increase in compensation and benefits, primarily relating to higher salaries and variable compensation expenses, partially offset by a 10% decrease in general and administrative expenses, mainly relating to lower professional services fees and lower litigation provisions. 4Q18 included restructuring expenses of CHF 136 million.
Income tax expense
In 1Q19, income tax expense of CHF 313 million mainly reflected the impact of the geographical mix of results, non-deductible funding costs and litigation costs. The Credit Suisse effective tax rate was 29.5% in 1Q19. Overall, net deferred tax assets decreased CHF 41 million to CHF 4,464 million during 1Q19, mainly driven by earnings and pension liabilities, partially offset by own credit movements and foreign exchange impacts. Deferred tax assets on net operating losses decreased CHF 33 million to CHF 1,614 million during 1Q19.
Regulatory capital
As of the end of 1Q19, our Bank for International Settlements (BIS) common equity tier 1 (CET1) ratio was 12.6% and our risk-weighted assets were CHF 290.1 billion.
In 1Q19, risk-weighted assets reflected increases of CHF 3.2 billion from externally mandated regulatory methodology and policy changes relating to a new accounting standard for leases and CHF 2.1 billion from externally mandated model and parameter updates, primarily relating to residential real estate loans in Swiss Universal Bank and a change from a model approach to a standardized approach for certain loans across all divisions.

Reconciliation of adjusted results
Adjusted results referred to in this document are non-GAAP financial measures that exclude certain items included in our reported results. During the implementation of our strategy, it was important to measure the progress achieved by our underlying business performance. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	[1]	Strategic Resolution Unit	[1]	Credit Suisse
1Q19 (CHF million)
Net revenues	1,379	1,417	854	1,472	356	(91)		–		5,387
Real estate gains	(30)	0	0	0	0	0		–		(30)
Net revenues adjusted	1,349	1,417	854	1,472	356	(91)		–		5,357
Provision for credit losses	29	10	17	11	8	6		–		81
Total operating expenses	800	884	654	1,179	441	286		–		4,244
Major litigation provisions	0	27	0	0	0	(33)		–		(6)
Expenses related to real estate disposals	(10)	(10)	0	(8)	(7)	0		–		(35)
Total operating expenses adjusted	790	901	654	1,171	434	253		–		4,203
Income/(loss) before taxes	550	523	183	282	(93)	(383)		–		1,062
Total adjustments	(20)	(17)	0	8	7	33		–		11
Adjusted income/(loss) before taxes	530	506	183	290	(86)	(350)		–		1,073
Adjusted return on regulatory capital (%)	16.5	34.3	13.5	9.2	(9.9)	–		–		9.6
4Q18 (CHF million)
Net revenues	1,373	1,402	677	965	475	84	(175)	4,801
Real estate gains	(6)	(2)	0	0	0	(4)	0	(12)
(Gains)/losses on business sales	0	(24)	0	0	0	21	0	(3)
Net revenues adjusted	1,367	1,376	677	965	475	101	(175)	4,786
Provision for credit losses	26	16	8	5	5	0	(1)	59
Total operating expenses	849	976	632	1,153	365	49	123	4,147
Restructuring expenses	(21)	(33)	(26)	(80)	(6)	(1)	31	(136)
Major litigation provisions	(35)	0	(1)	0	(1)	0	(45)	(82)
Expenses related to business sales	0	(47)	0	0	0	0	(1)	(48)
Total operating expenses adjusted	793	896	605	1,073	358	48	108	3,881
Income/(loss) before taxes	498	410	37	(193)	105	35	(297)	595
Total adjustments	50	54	27	80	7	18	15	251
Adjusted income/(loss) before taxes	548	464	64	(113)	112	53	(282)	846
Adjusted return on regulatory capital (%)	17.2	32.7	4.7	(3.7)	13.3	–	–	7.7
1Q18 (CHF million)
Net revenues	1,431	1,403	991	1,546	528	(60)	(203)	5,636
Real estate gains	0	0	0	0	0	0	(1)	(1)
(Gains)/losses on business sales	(37)	(36)	0	0	0	0	0	(73)
Net revenues adjusted	1,394	1,367	991	1,546	528	(60)	(204)	5,562
Provision for credit losses	34	(1)	10	4	1	0	0	48
Total operating expenses	834	920	747	1,247	468	112	206	4,534
Restructuring expenses	(28)	(26)	(6)	(42)	(30)	(1)	(11)	(144)
Major litigation provisions	0	0	(48)	0	0	0	(37)	(85)
Total operating expenses adjusted	806	894	693	1,205	438	111	158	4,305
Income/(loss) before taxes	563	484	234	295	59	(172)	(409)	1,054
Total adjustments	(9)	(10)	54	42	30	1	47	155
Adjusted income/(loss) before taxes	554	474	288	337	89	(171)	(362)	1,209
Adjusted return on regulatory capital (%)	17.6	34.9	20.8	9.8	12.4	–	–	10.5
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

Swiss Universal Bank
In 1Q19, we reported income before taxes of CHF 550 million and net revenues of CHF 1,379 million. Income before taxes decreased slightly compared to 1Q18 and increased 10% compared to 4Q18.
Results summary
1Q19 results
In 1Q19, income before taxes of CHF 550 million decreased slightly compared to 1Q18. Net revenues of CHF 1,379 million decreased 4%, reflecting lower revenues across all revenue categories. 1Q19 included gains on the sale of real estate of CHF 30 million and 1Q18 included a gain on the sale of Euroclear of CHF 37 million, both reflected in other revenues. Provision for credit losses was CHF 29 million compared to CHF 34 million in 1Q18. Total operating expenses decreased 4%. 1Q18 included restructuring expenses of CHF 28 million.
Compared to 4Q18, income before taxes increased 10%. Net revenues were stable, with higher transaction-based revenues and the gains on the sale of real estate reflected in other revenues, offset by lower net interest income and slightly lower recurring commissions and fees. Provision for credit losses was CHF 29 million compared to CHF 26 million in 4Q18. Total operating expenses were 6% lower, mainly reflecting lower general and administrative expenses, partially offset by higher compensation and benefits. 4Q18 included restructuring expenses of CHF 21 million.
Capital and leverage metrics
As of the end of 1Q19, we reported risk-weighted assets of CHF 76.8 billion, stable compared to the end of 4Q18, primarily driven by external model and parameter updates, mainly reflecting the phase-in of the Swiss mortgage multipliers, offset by internal model and parameter updates, mainly reflecting lower operational risk as a result of updated allocation keys. Leverage exposure of CHF 259.4 billion was CHF 3.9 billion higher compared to the end of 4Q18, mainly driven by an increase in high-quality liquid assets (HQLA) and business growth.
Divisional results
	in / end of			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Statements of operations (CHF million)
Net revenues	1,379	1,373	1,431	0	(4)
Provision for credit losses	29	26	34	12	(15)
Compensation and benefits	475	452	487	5	(2)
General and administrative expenses	270	322	258	(16)	5
Commission expenses	55	54	61	2	(10)
Restructuring expenses	–	21	28	–	–
Total other operating expenses	325	397	347	(18)	(6)
Total operating expenses	800	849	834	(6)	(4)
Income before taxes	550	498	563	10	(2)
Statement of operations metrics (%)
Return on regulatory capital	17.1	15.7	17.9	–	–
Cost/income ratio	58.0	61.8	58.3	–	–
Number of employees and relationship managers
Number of employees (full-time equivalents)	11,980	11,950	12,420	0	(4)
Number of relationship managers	1,800	1,780	1,850	1	(3)

Divisional results (continued)
	in / end of			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Net revenue detail (CHF million)
Private Clients	742	740	762	0	(3)
Corporate & Institutional Clients	637	633	669	1	(5)
Net revenues	1,379	1,373	1,431	0	(4)
Net revenue detail (CHF million)
Net interest income	719	760	731	(5)	(2)
Recurring commissions and fees	359	369	380	(3)	(6)
Transaction-based revenues	288	248	299	16	(4)
Other revenues	13	(4)	21	–	(38)
Net revenues	1,379	1,373	1,431	0	(4)
Provision for credit losses (CHF million)
New provisions	45	64	47	(30)	(4)
Releases of provisions	(16)	(38)	(13)	(58)	23
Provision for credit losses	29	26	34	12	(15)
Balance sheet statistics (CHF million)
Total assets	228,664	224,301	217,179	2	5
Net loans	169,531	168,393	166,537	1	2
of which Private Clients	114,272	113,403	112,033	1	2
Risk-weighted assets	76,757	76,475	70,558	0	9
Leverage exposure	259,380	255,480	246,997	2	5
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction-based income. Other revenues include fair value gains/(losses) on synthetic securitized loan portfolios and other gains and losses.

Reconciliation of adjusted results
	Private Clients			Corporate & Institutional Clients			Swiss Universal Bank
in	1Q19	4Q18	1Q18	1Q19	4Q18	1Q18	1Q19	4Q18	1Q18
Adjusted results (CHF million)
Net revenues	742	740	762	637	633	669	1,379	1,373	1,431
Real estate gains	(30)	(6)	0	0	0	0	(30)	(6)	0
Gains on business sales	0	0	(19)	0	0	(18)	0	0	(37)
Adjusted net revenues	712	734	743	637	633	651	1,349	1,367	1,394
Provision for credit losses	11	(4)	10	18	30	24	29	26	34
Total operating expenses	458	466	487	342	383	347	800	849	834
Restructuring expenses	–	(10)	(22)	–	(11)	(6)	–	(21)	(28)
Major litigation provisions	0	0	0	0	(35)	0	0	(35)	0
Expenses related to real estate disposals	(7)	–	–	(3)	–	–	(10)	–	–
Adjusted total operating expenses	451	456	465	339	337	341	790	793	806
Income before taxes	273	278	265	277	220	298	550	498	563
Total adjustments	(23)	4	3	3	46	(12)	(20)	50	(9)
Adjusted income before taxes	250	282	268	280	266	286	530	548	554
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	16.5	17.2	17.6
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Private Clients
Results details
In 1Q19, income before taxes of CHF 273 million was slightly higher compared to 1Q18, driven by lower total operating expenses, partially offset by slightly lower net revenues. Compared to 4Q18, income before taxes decreased slightly, reflecting higher provision for credit losses, partially offset by slightly lower total operating expenses.
Net revenues
Compared to 1Q18, net revenues of CHF 742 million decreased slightly, mainly driven by lower net interest income, decreased transaction-based revenues and slightly lower recurring commissions and fees. 1Q19 included the gains on the sale of real estate of CHF 30 million and 1Q18 included a gain on the sale of Euroclear of CHF 19 million, both reflected in other revenues. Net interest income of CHF 412 million was 4% lower with stable loan margins and lower deposit margins on slightly higher average loan and deposit volumes. Transaction-based revenues of CHF 101 million were 7% lower, mainly due to decreased client activity, partially offset by higher revenues from International Trading Solutions (ITS). Recurring commissions and fees of CHF 199 million decreased slightly, primarily reflecting lower discretionary mandate management fees and decreased security account and custody services fees.
Compared to 4Q18, net revenues were stable, with higher other revenues reflecting the gains on the sale of real estate and higher transaction-based revenues, offset by lower net interest income and lower recurring commissions and fees. Transaction-based revenues were 19% higher, primarily reflecting increased revenues from ITS. Net interest income decreased 6% with stable loan margins and lower deposit margins on stable average loan and deposit volumes. Recurring commissions and fees were 5% lower, mainly due to seasonally lower revenues from our investment in Swisscard, decreased investment advisory fees, slightly lower discretionary mandate management fees and slightly lower security account and custody services fees.
Results - Private Clients
	in / end of			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Statements of operations (CHF million)
Net revenues	742	740	762	0	(3)
Provision for credit losses	11	(4)	10	–	10
Compensation and benefits	266	251	277	6	(4)
General and administrative expenses	167	180	162	(7)	3
Commission expenses	25	25	26	0	(4)
Restructuring expenses	–	10	22	–	–
Total other operating expenses	192	215	210	(11)	(9)
Total operating expenses	458	466	487	(2)	(6)
Income before taxes	273	278	265	(2)	3
Statement of operations metrics (%)
Cost/income ratio	61.7	63.0	63.9	–	–
Net revenue detail (CHF million)
Net interest income	412	440	428	(6)	(4)
Recurring commissions and fees	199	209	206	(5)	(3)
Transaction-based revenues	101	85	109	19	(7)
Other revenues	30	6	19	400	58
Net revenues	742	740	762	0	(3)
Margins on assets under management (annualized) (bp)
Gross margin [1]	143	144	147	–	–
Net margin [2]	53	54	51	–	–
Number of relationship managers
Number of relationship managers	1,280	1,260	1,310	2	(2)
1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.

Provision for credit losses
The Private Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities and, to a lesser extent, consumer finance loans.
In 1Q19, Private Clients recorded provision for credit losses of CHF 11 million compared to provision for credit losses of CHF 10 million in 1Q18 and a release of provision for credit losses of CHF 4 million in 4Q18. The provisions were primarily related to our consumer finance business.
Total operating expenses
Compared to 1Q18, total operating expenses of CHF 458 million decreased 6%. 1Q18 included restructuring expenses of CHF 22 million. General and administrative expenses of CHF 167 million were slightly higher, reflecting increases across various expense categories. Compensation and benefits of CHF 266 million decreased 4%, with lower salary expenses and lower discretionary compensation expenses, partially offset by higher pension expenses.
Compared to 4Q18, total operating expenses decreased slightly, with higher compensation and benefits and lower general and administrative expenses. 4Q18 included restructuring expenses of CHF 10 million. Compensation and benefits increased 6%, mainly due to higher discretionary compensation expenses and higher deferred compensation expenses from prior-year awards. General and administrative expenses were 7% lower, primarily reflecting lower allocated corporate function costs and lower advertising and marketing expenses.
Margins
Our gross margin was 143 basis points in 1Q19, a decrease of four basis points compared to 1Q18, reflecting lower net interest income, decreased transaction-based revenues and slightly lower recurring commissions and fees, partially offset by the gains on the sale of real estate, on stable average assets under management. Compared to 4Q18, our gross margin was one basis point lower, reflecting lower net interest income and decreased recurring commissions and fees on stable average assets under management, partially offset by the gains on the sale of real estate and higher transaction-based revenues.
> Refer to “Assets under management” for further information.
Our net margin was 53 basis points in 1Q19, an increase of two basis points compared to 1Q18, primarily reflecting lower total operating expenses, partially offset by slightly lower net revenues, on stable average assets under management. Compared to 4Q18, our net margin was one basis point lower, primarily due to higher provision for credit losses on stable average assets under management.

Assets under management
As of the end of 1Q19, assets under management of CHF 210.7 billion were CHF 12.7 billion higher compared to the end of 4Q18, mainly driven by favorable market movements and net new assets of CHF 3.3 billion. Net new assets reflected positive contributions from all businesses.
Assets under management – Private Clients
	in / end of			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Assets under management (CHF billion)
Assets under management	210.7	198.0	206.7	6.4	1.9
Average assets under management	207.2	205.0	207.8	1.1	(0.3)
Assets under management by currency (CHF billion)
USD	33.1	28.9	30.3	14.5	9.2
EUR	21.0	20.1	23.1	4.5	(9.1)
CHF	147.0	140.0	143.2	5.0	2.7
Other	9.6	9.0	10.1	6.7	(5.0)
Assets under management	210.7	198.0	206.7	6.4	1.9
Growth in assets under management (CHF billion)
Net new assets	3.3	(1.1)	2.7	–	–
Other effects	9.4	(10.2)	(4.3)	–	–
of which market movements	9.4	(9.7)	(3.6)	–	–
of which foreign exchange	0.4	0.2	(0.4)	–	–
of which other	(0.4)	(0.7)	(0.3)	–	–
Growth in assets under management	12.7	(11.3)	(1.6)	–	–
Growth in assets under management (annualized) (%)
Net new assets	6.7	(2.1)	5.2	–	–
Other effects	19.0	(19.5)	(8.3)	–	–
Growth in assets under management (annualized)	25.7	(21.6)	(3.1)	–	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	1.7	1.4	2.7	–	–
Other effects	0.2	(6.3)	1.6	–	–
Growth in assets under management (rolling four-quarter average)	1.9	(4.9)	4.3	–	–
Corporate & Institutional Clients
Results details
In 1Q19, income before taxes of CHF 277 million was 7% lower compared to 1Q18, mainly reflecting lower net revenues, partially offset by lower provision for credit losses. Compared to 4Q18, income before taxes was 26% higher, driven by lower total operating expenses and lower provision for credit losses.
Net revenues
Compared to 1Q18, net revenues of CHF 637 million decreased 5%, driven by lower recurring commissions and fees and slightly lower transaction-based revenues. 1Q18 included a gain on the sale of our investment in Euroclear of CHF 18 million reflected in other revenues. Recurring commissions and fees of CHF 160 million were 8% lower, mainly due to lower security account and custody services fees and decreased banking services fees. Transaction-based revenues of CHF 187 million were slightly lower mainly due to lower client activity and lower revenues from our Swiss investment banking business, partially offset by higher revenues from ITS. Net interest income of CHF 307 million was stable, with higher deposit margins on stable average deposit volumes and stable loan margins on higher average loan volumes.

Results – Corporate & Institutional Clients
	in / end of			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Statements of operations (CHF million)
Net revenues	637	633	669	1	(5)
Provision for credit losses	18	30	24	(40)	(25)
Compensation and benefits	209	201	210	4	0
General and administrative expenses	103	142	96	(27)	7
Commission expenses	30	29	35	3	(14)
Restructuring expenses	–	11	6	–	–
Total other operating expenses	133	182	137	(27)	(3)
Total operating expenses	342	383	347	(11)	(1)
Income before taxes	277	220	298	26	(7)
Statement of operations metrics (%)
Cost/income ratio	53.7	60.5	51.9	–	–
Net revenue detail (CHF million)
Net interest income	307	320	303	(4)	1
Recurring commissions and fees	160	160	174	0	(8)
Transaction-based revenues	187	163	190	15	(2)
Other revenues	(17)	(10)	2	70	–
Net revenues	637	633	669	1	(5)
Number of relationship managers
Number of relationship managers	520	520	540	0	(4)
Compared to 4Q18, net revenues were stable, mainly reflecting higher transaction-based revenues offset by lower net interest income. Transaction-based revenues increased 15%, mainly due to higher revenues from ITS, partially offset by lower revenues from our Swiss investment banking business. Net interest income decreased 4% with higher deposit margins on stable average deposit volumes and stable loan margins on slightly higher average loan volumes. Recurring commissions and fees were stable, with higher fees from lending activities, offset by decreased banking services fees.
Provision for credit losses
The Corporate & Institutional Clients loan portfolio has relatively low concentrations and is mainly secured by real estate, securities and other financial collateral.
In 1Q19, Corporate & Institutional Clients recorded provision for credit losses of CHF 18 million relating to several individual cases compared to CHF 24 million in 1Q18. In 4Q18, provision for credit losses of CHF 30 million were recorded.
Total operating expenses
Compared to 1Q18, total operating expenses of CHF 342 million were stable, reflecting higher general and administrative expenses and lower commission expenses. 1Q18 included restructuring expenses of CHF 6 million. General and administrative expenses of CHF 103 million increased 7%, mainly reflecting higher allocated corporate function costs. Compensation and benefits of CHF 209 million were stable, primarily driven by lower discretionary compensation expenses offset by higher allocated corporate function costs.
Compared to 4Q18, total operating expenses decreased 11%, mainly reflecting lower general and administrative expenses, partially offset by increased compensation and benefits. 4Q18 included restructuring expenses of CHF 11 million. General and administrative expenses decreased 27%, mainly due to lower litigation provisions. Compensation and benefits increased 4%, primarily driven by higher discretionary compensation expenses and higher pension expenses.
Assets under management
As of the end of 1Q19, assets under management of CHF 395.9 billion were CHF 47.2 billion higher compared to the end of 4Q18, mainly driven by net new assets of CHF 27.6 billion and favorable market movements. Net new assets primarily reflected inflows from our pension business.

International Wealth Management
In 1Q19, we reported income before taxes of CHF 523 million and net revenues of CHF 1,417 million. Income before taxes was 8% higher compared to 1Q18 and 28% higher compared to 4Q18.
Results summary
1Q19 results
In 1Q19, income before taxes of CHF 523 million increased 8% compared to 1Q18. Net revenues of CHF 1,417 million were stable with higher transaction-and performance-based revenues, offset by lower other revenues and lower net interest income. Other revenues in 1Q18 included a gain on the sale of our investment in Euroclear of CHF 37 million in Private Banking. Provision for credit losses was CHF 10 million compared to a release of provision for credit losses of CHF 1 million in 1Q18. Total operating expenses decreased 4%. 1Q18 included restructuring expenses of CHF 26 million.
Compared to 4Q18, income before taxes increased 28%. Net revenues were stable, with higher transaction- and performance-based revenues, offset by lower net interest income and lower recurring commissions and fees. Provision for credit losses was CHF 10 million compared to CHF 16 million in 4Q18. Total operating expenses were 9% lower. 4Q18 included restructuring expenses of CHF 33 million.
Capital and leverage metrics
As of the end of 1Q19, we reported risk-weighted assets of CHF 42.6 billion, 6% higher compared to the end of 4Q18, primarily driven by internal model and parameter updates, mainly reflecting higher operational risk as a result of updated allocation keys, and business growth. Leverage exposure of CHF 100.6 billion increased CHF 2.0 billion compared to the end of 4Q18, mainly driven by business growth.
Divisional results
	in / end of			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Statements of operations (CHF million)
Net revenues	1,417	1,402	1,403	1	1
Provision for credit losses	10	16	(1)	(38)	–
Compensation and benefits	578	607	587	(5)	(2)
General and administrative expenses	252	280	254	(10)	(1)
Commission expenses	54	56	53	(4)	2
Restructuring expenses	–	33	26	–	–
Total other operating expenses	306	369	333	(17)	(8)
Total operating expenses	884	976	920	(9)	(4)
Income before taxes	523	410	484	28	8
Statement of operations metrics (%)
Return on regulatory capital	35.4	28.9	35.7	–	–
Cost/income ratio	62.4	69.6	65.6	–	–
Number of employees (full-time equivalents)
Number of employees	10,400	10,210	10,170	2	2

Divisional results (continued)
	in / end of			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Net revenue detail (CHF million)
Private Banking	1,019	942	1,043	8	(2)
Asset Management	398	460	360	(13)	11
Net revenues	1,417	1,402	1,403	1	1
Net revenue detail (CHF million)
Net interest income	370	404	388	(8)	(5)
Recurring commissions and fees	539	562	547	(4)	(1)
Transaction- and performance-based revenues	510	439	433	16	18
Other revenues	(2)	(3)	35	(33)	–
Net revenues	1,417	1,402	1,403	1	1
Provision for credit losses (CHF million)
New provisions	12	20	5	(40)	140
Releases of provisions	(2)	(4)	(6)	(50)	(67)
Provision for credit losses	10	16	(1)	(38)	–
Balance sheet statistics (CHF million)
Total assets	93,968	91,835	89,313	2	5
Net loans	53,185	51,695	51,454	3	3
of which Private Banking	53,174	51,684	51,448	3	3
Risk-weighted assets	42,571	40,116	37,580	6	13
Leverage exposure	100,552	98,556	93,921	2	7
Reconciliation of adjusted results
	Private Banking			Asset Management			International Wealth Management
in	1Q19	4Q18	1Q18	1Q19	4Q18	1Q18	1Q19	4Q18	1Q18
Adjusted results (CHF million)
Net revenues	1,019	942	1,043	398	460	360	1,417	1,402	1,403
Real estate gains	0	(2)	0	0	0	0	0	(2)	0
(Gains)/losses on business sales	0	0	(37)	0	(24)	1	0	(24)	(36)
Adjusted net revenues	1,019	940	1,006	398	436	361	1,417	1,376	1,367
Provision for credit losses	10	16	(1)	0	0	0	10	16	(1)
Total operating expenses	607	628	643	277	348	277	884	976	920
Restructuring expenses	–	(25)	(18)	–	(8)	(8)	–	(33)	(26)
Major litigation provisions	27	0	0	0	0	0	27	0	0
Expenses related to real estate disposals	(8)	–	–	(2)	–	–	(10)	–	–
Expenses related to business sales	0	0	0	0	(47)	0	0	(47)	0
Adjusted total operating expenses	626	603	625	275	293	269	901	896	894
Income before taxes	402	298	401	121	112	83	523	410	484
Total adjustments	(19)	23	(19)	2	31	9	(17)	54	(10)
Adjusted income before taxes	383	321	382	123	143	92	506	464	474
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	34.3	32.7	34.9
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Private Banking
Results details
In 1Q19, income before taxes of CHF 402 million was stable compared to 1Q18, reflecting lower total operating expenses, offset by slightly lower net revenues and an increase in provision for credit losses. Compared to 4Q18, income before taxes increased 35%, mainly reflecting higher net revenues and slightly lower total operating expenses.
Net revenues
Compared to 1Q18, net revenues of CHF 1,019 million decreased slightly as 1Q18 included the gain on the sale of our investment in Euroclear of CHF 37 million reflected in other revenues. Transaction- and performance-based revenues increased while net interest income and recurring commissions and fees decreased. Transaction- and performance-based revenues of CHF 354 million increased 14%, primarily driven by higher revenues from ITS, higher corporate advisory fees related to integrated solutions and higher levels of structured product issuances. Net interest income of CHF 370 million decreased 5% with lower treasury revenues and higher deposit margins and lower loan margins on higher average deposit and loan volumes. Recurring commissions and fees of CHF 295 million decreased 4% with lower discretionary mandate management fees and lower investment product management fees, partially offset by higher fees from lending activities.
Compared to 4Q18, net revenues increased 8%, mainly driven by significantly higher transaction- and performance-based revenues, partially offset by lower net interest income and slightly lower recurring commissions and fees. Transaction- and performance-based revenues increased 55%, primarily reflecting higher client activity with higher levels of structured product issuances and higher revenues from ITS. Net interest income decreased 8% with lower treasury revenues and higher deposit margins and stable loan margins on stable average deposit and loan volumes. Recurring commissions and fees decreased slightly, mainly reflecting lower fees from lending activities.
Results – Private Banking
	in / end of			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Statements of operations (CHF million)
Net revenues	1,019	942	1,043	8	(2)
Provision for credit losses	10	16	(1)	(38)	–
Compensation and benefits	413	382	411	8	0
General and administrative expenses	157	184	176	(15)	(11)
Commission expenses	37	37	38	0	(3)
Restructuring expenses	–	25	18	–	–
Total other operating expenses	194	246	232	(21)	(16)
Total operating expenses	607	628	643	(3)	(6)
Income before taxes	402	298	401	35	0
Statement of operations metrics (%)
Cost/income ratio	59.6	66.7	61.6	–	–
Net revenue detail (CHF million)
Net interest income	370	404	388	(8)	(5)
Recurring commissions and fees	295	305	307	(3)	(4)
Transaction- and performance-based revenues	354	229	311	55	14
Other revenues	0	4	37	(100)	(100)
Net revenues	1,019	942	1,043	8	(2)
Margins on assets under management (annualized) (bp)
Gross margin [1]	113	103	114	–	–
Net margin [2]	45	33	44	–	–
Number of relationship managers
Number of relationship managers	1,150	1,110	1,130	4	2
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction- and performance-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction- and performance-based income.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.

Provision for credit losses
In 1Q19, provision for credit losses was CHF 10 million, compared to a release of provision for credit losses of CHF 1 million in 1Q18 and provision for credit losses of CHF 16 million in 4Q18.
Total operating expenses
Compared to 1Q18, total operating expenses of CHF 607 million decreased 6%, mainly driven by lower general and administrative expenses. 1Q18 included restructuring expenses of CHF 18 million. General and administrative expenses of CHF 157 million decreased 11%, mainly reflecting a release of litigation provisions, partially offset by higher allocated corporate function costs. Compensation and benefits of CHF 413 million were stable, mainly driven by higher salary expenses, including severance payments, offset by lower discretionary compensation expenses.
Compared to 4Q18, total operating expenses decreased slightly. 4Q18 included restructuring expenses of CHF 25 million. General and administrative expenses decreased 15%, mainly driven by the release of litigation provisions and lower professional services fees, partially offset by higher allocated corporate function costs. Compensation and benefits increased 8%, mainly reflecting higher discretionary compensation expenses and higher deferred compensation expenses from prior-year awards.
Margins
Our gross margin was 113 basis points in 1Q19, a decrease of one basis point compared to 1Q18, reflecting lower other revenues due to the gain on the sale of our investment in Euroclear in 1Q18, lower net interest income and decreased recurring commissions and fees, partially offset by higher transaction- and performance-based revenues and slightly lower average assets under management. Compared to 4Q18, our gross margin was ten basis points higher, primarily driven by significantly higher transaction- and performance-based revenues and slightly lower average assets under management, partially offset by lower net interest income.
> Refer to “Assets under management” for further information.
Our net margin was 45 basis points in 1Q19, an increase of one basis point compared to 1Q18, reflecting lower total operating expenses and the slightly lower average assets under management, partially offset by slightly lower net revenues and higher provision for credit losses. Our net margin was twelve basis points higher compared to 4Q18, mainly reflecting higher net revenues, slightly lower total operating expenses and the slightly lower average assets under management.

Assets under management
As of the end of 1Q19, assets under management of CHF 356.4 billion were CHF 1.1 billion lower compared to the end of 4Q18, mainly reflecting structural effects, partially offset by favorable market movements. Net new assets of CHF 1.3 billion mainly reflected solid growth in the high-net-worth client segment and a recovery of inflows in Europe. However, net new assets were impacted by lower inflows in the ultra-high-net-worth client segment in emerging markets.
Assets under management – Private Banking
	in / end of				% change
	1Q19		4Q18	1Q18	QoQ	YoY
Assets under management (CHF billion)
Assets under management	356.4		357.5	369.7	(0.3)	(3.6)
Average assets under management	360.0		365.5	366.2	(1.5)	(1.7)
Assets under management by currency (CHF billion)
USD	175.9		170.3	164.5	3.3	6.9
EUR	99.8		106.7	116.0	(6.5)	(14.0)
CHF	17.8		17.5	22.4	1.7	(20.5)
Other	62.9		63.0	66.8	(0.2)	(5.8)
Assets under management	356.4		357.5	369.7	(0.3)	(3.6)
Growth in assets under management (CHF billion)
Net new assets	1.3		0.5	5.5	–	–
Other effects	(2.4)		(11.4)	(2.7)	–	–
of which market movements	14.3		(13.7)	(0.7)	–	–
of which foreign exchange	2.3		2.1	(3.1)	–	–
of which other	(19.0)	[1]	0.2	1.1	–	–
Growth in assets under management	(1.1)		(10.9)	2.8	–	–
Growth in assets under management (annualized) (%)
Net new assets	1.5		0.5	6.0	–	–
Other effects	(2.7)		(12.3)	(2.9)	–	–
Growth in assets under management (annualized)	(1.2)		(11.8)	3.1	–	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	2.7		3.9	4.9	–	–
Other effects	(6.3)		(6.5)	5.1	–	–
Growth in assets under management (rolling four-quarter average)	(3.6)		(2.6)	10.0	–	–
1 Mainly reflecting the introduction of an updated assets under management policy. Refer to "Assets under management" for further information.

Asset Management
Results details
Income before taxes of CHF 121 million increased 46% compared to 1Q18, reflecting higher net revenues. Compared to 4Q18, income before taxes increased 8%, driven by lower total operating expenses, partially offset by lower net revenues.
In 4Q18, we completed a business disposal involving a spin-off relating to our securitized products fund, while retaining an economic interest in the new management company and the fund. Beginning in 1Q19, revenues from this interest are recognized as investment and partnership income rather than management fees and performance and placement revenues as previously reported. Prior periods have been reclassified to conform to the current presentation.
Net revenues
Compared to 1Q18, net revenues of CHF 398 million increased 11%, mainly reflecting significantly higher investment and partnership income and slightly higher management fees. Investment and partnership income increased CHF 29 million to CHF 102 million, mainly driven by a gain on a partial sale of an economic interest in a third-party manager relating to a private equity investment, partially offset by lower revenues from a single manager hedge fund and lower income from the real estate sector. Management fees of CHF 266 million increased CHF 6 million, mainly driven by slightly higher average assets under management. Performance and placement revenues of CHF 30 million increased 11%, mainly reflecting higher placement fees, partially offset by lower performance fees.
Compared to 4Q18, net revenues decreased 13%, reflecting lower revenues across all revenue categories. Investment and partnership income decreased CHF 45 million, mainly as 4Q18 included revenues from a business disposal, partially offset by a higher gain on a partial sale of an economic interest in a third-party manager relating to a private equity investment. Management fees were slightly lower reflecting lower transactions fees and lower average assets under management. Performance and placement revenues decreased CHF 8 million, driven by lower placement fees, partially offset by investment-related gains compared to losses in 4Q18.
Results – Asset Management
	in / end of			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Statements of operations (CHF million)
Net revenues	398	460	360	(13)	11
Provision for credit losses	0	0	0	–	–
Compensation and benefits	165	225	176	(27)	(6)
General and administrative expenses	95	96	78	(1)	22
Commission expenses	17	19	15	(11)	13
Restructuring expenses	–	8	8	–	–
Total other operating expenses	112	123	101	(9)	11
Total operating expenses	277	348	277	(20)	0
Income before taxes	121	112	83	8	46
Statement of operations metrics (%)
Cost/income ratio	69.6	75.7	76.9	–	–
Net revenue detail (CHF million) [1]
Management fees	266	275	260	(3)	2
Performance and placement revenues	30	38	27	(21)	11
Investment and partnership income	102	147	73	(31)	40
Net revenues	398	460	360	(13)	11
of which recurring commissions and fees	244	257	240	(5)	2
of which transaction- and performance-based revenues	156	210	122	(26)	28
of which other revenues	(2)	(7)	(2)	(71)	0
Management fees include fees on assets under management, asset administration revenues and transaction fees related to the acquisition and disposal of investments in the funds being managed. Performance revenues relate to the performance or return of the funds being managed and includes investment-related gains and losses from proprietary funds. Placement revenues arise from our third-party private equity fundraising activities and secondary private equity market advisory services. Investment and partnership income includes equity participation income from seed capital returns and from minority investments in third-party asset managers, income from strategic partnerships and distribution agreements, and other revenues.

1 Prior periods have been reclassified to conform to the current presentation.

Total operating expenses
Compared to 1Q18, total operating expenses of CHF 277 million were stable, reflecting lower compensation and benefits, offset by higher general and administrative expenses. 1Q18 included restructuring expenses of CHF 8 million. Compensation and benefits of CHF 165 million decreased 6%, primarily reflecting lower deferred compensation expenses from prior-year awards. General and administrative expenses of CHF 95 million increased 22%, mainly driven by higher professional services fees and higher allocated corporate function costs.
Compared to 4Q18, total operating expenses decreased 20%, mainly reflecting lower compensation and benefits. 4Q18 included restructuring expenses of CHF 8 million. Compensation and benefits decreased 27%, primarily driven by lower salary expenses, decreased discretionary compensation expenses and lower deferred compensation expenses from prior-year awards, mainly reflecting the 4Q18 business disposal. General and administrative expenses were stable.
Assets under management
As of the end of 1Q19, assets under management of CHF 404.5 billion were CHF 15.8 billion higher compared to the end of 4Q18, mainly reflecting favorable market movements. Net asset outflows of CHF 0.5 billion mainly reflected outflows from emerging market joint ventures, partially offset by inflows from traditional investments.
Assets under management – Asset Management
	in / end of				% change
	1Q19	4Q18	1Q18		QoQ	YoY
Assets under management (CHF billion)
Traditional investments	233.0	218.9	218.4		6.4	6.7
Alternative investments	126.8	124.6	121.6	[1]	1.8	4.3
Investments and partnerships	44.7	45.2	51.2	[1]	(1.1)	(12.7)
Assets under management	404.5	388.7	391.2		4.1	3.4
Average assets under management	398.0	401.7	386.6		(0.9)	2.9
Assets under management by currency (CHF billion)
USD	112.5	107.2	102.6		4.9	9.6
EUR	49.1	49.0	50.1		0.2	(2.0)
CHF	195.7	184.9	181.5		5.8	7.8
Other	47.2	47.6	57.0		(0.8)	(17.2)
Assets under management	404.5	388.7	391.2		4.1	3.4
Growth in assets under management (CHF billion)
Net new assets [2]	(0.5)	0.7	9.0		–	–
Other effects	16.3	(15.7)	(3.4)		–	–
of which market movements	14.5	(11.3)	(2.1)		–	–
of which foreign exchange	2.2	1.7	(1.2)		–	–
of which other	(0.4)	(6.1)	(0.1)		–	–
Growth in assets under management	15.8	(15.0)	5.6		–	–
Growth in assets under management (annualized) (%)
Net new assets	(0.5)	0.7	9.3		–	–
Other effects	16.8	(15.6)	(3.5)		–	–
Growth in assets under management	16.3	(14.9)	5.8		–	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	3.2	5.8	3.9		–	–
Other effects	0.2	(5.0)	2.7		–	–
Growth in assets under management (rolling four-quarter average)	3.4	0.8	6.6		–	–
1 Prior periods have been reclassified to conform to the current presentation.
2 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.

Asia Pacific
In 1Q19, we reported income before taxes of CHF 183 million and net revenues of CHF 854 million. Income before taxes was 22% lower compared to 1Q18 and increased significantly compared to 4Q18.
Results summary
1Q19 results
In 1Q19, income before taxes of CHF 183 million decreased 22% compared to 1Q18. Compared to 1Q18, net revenues of CHF 854 million decreased 14%, driven by lower revenues in our Wealth Management & Connected business, reflecting lower Private Banking and advisory, underwriting and financing revenues, and lower revenues in our Markets business, mainly reflecting lower equity sales and trading revenues. Total operating expenses of CHF 654 million decreased 12%, mainly due to lower litigation provisions, compensation and benefits and commission expenses.
Compared to 4Q18, income before taxes increased significantly. Net revenues increased 26%, driven by higher revenues in our Markets business across all revenue categories and higher revenues in our Wealth Management & Connected business, reflecting higher Private Banking and advisory, underwriting and financing revenues. Total operating expenses increased slightly, primarily due to higher compensation and benefits. 4Q18 included restructuring expenses of CHF 26 million.
Capital and leverage metrics
As of the end of 1Q19, we reported risk-weighted assets of CHF 37.8 billion, an increase of CHF 0.7 billion compared to the end of 4Q18, primarily driven by internal model and parameter updates, mainly reflecting higher operational risk as a result of updated allocation keys, and a foreign exchange impact, partially offset lower business usage. Leverage exposure was CHF 110.7 billion, an increase of CHF 4.3 billion compared to the end of 4Q18, mainly driven by higher business usage in Markets, higher lending activity in Wealth Management & Connected and a foreign exchange impact.
Divisional results
	in / end of			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Statements of operations (CHF million)
Net revenues	854	677	991	26	(14)
Provision for credit losses	17	8	10	113	70
Compensation and benefits	388	330	411	18	(6)
General and administrative expenses	209	213	259	(2)	(19)
Commission expenses	57	63	71	(10)	(20)
Restructuring expenses	–	26	6	–	–
Total other operating expenses	266	302	336	(12)	(21)
Total operating expenses	654	632	747	3	(12)
Income before taxes	183	37	234	395	(22)
Statement of operations metrics (%)
Return on regulatory capital	13.5	2.7	16.9	–	–
Cost/income ratio	76.6	93.4	75.4	–	–
Number of employees (full-time equivalents)
Number of employees	7,680	7,440	7,270	3	6

Divisional results (continued)
	in / end of			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Net revenues (CHF million)
Wealth Management & Connected	565	506	663	12	(15)
Markets	289	171	328	69	(12)
Net revenues	854	677	991	26	(14)
Provision for credit losses (CHF million)
New provisions	19	10	11	90	73
Releases of provisions	(2)	(2)	(1)	0	100
Provision for credit losses	17	8	10	113	70
Balance sheet statistics (CHF million)
Total assets	105,868	99,809	107,851	6	(2)
Net loans	44,826	43,713	44,940	3	0
of which Private Banking	34,412	32,877	36,680	5	(6)
Risk-weighted assets	37,826	37,156	33,647	2	12
Leverage exposure	110,684	106,375	115,709	4	(4)
Reconciliation of adjusted results
	Wealth Management & Connected			Markets			Asia Pacific
in	1Q19	4Q18	1Q18	1Q19	4Q18	1Q18	1Q19	4Q18	1Q18
Adjusted results (CHF million)
Net revenues	565	506	663	289	171	328	854	677	991
Provision for credit losses	17	9	9	0	(1)	1	17	8	10
Total operating expenses	378	359	449	276	273	298	654	632	747
Restructuring expenses	–	(10)	(3)	–	(16)	(3)	–	(26)	(6)
Major litigation provisions	0	(1)	(48)	0	0	0	0	(1)	(48)
Adjusted total operating expenses	378	348	398	276	257	295	654	605	693
Income/(loss) before taxes	170	138	205	13	(101)	29	183	37	234
Total adjustments	0	11	51	0	16	3	0	27	54
Adjusted income/(loss) before taxes	170	149	256	13	(85)	32	183	64	288
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	13.5	4.7	20.8
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Wealth Management & Connected
Results details
Income before taxes of CHF 170 million decreased 17% compared to 1Q18, mainly reflecting lower net revenues, partially offset by lower total operating expenses. Compared to 4Q18, income before taxes increased 23%, mainly reflecting higher net revenues, partially offset by higher total operating expenses.
Net revenues
Net revenues of CHF 565 million decreased 15% compared to 1Q18, mainly reflecting lower transaction-based revenues, advisory, underwriting and financing revenues and net interest income. Transaction-based revenues decreased 22% to CHF 145 million, primarily reflecting lower brokerage and product issuing fees. Advisory, underwriting and financing revenues decreased 20% to CHF 167 million, primarily due to lower fees from mergers and acquisitions (M&A) transactions and lower equity underwriting revenues, partially offset by higher financing revenues. Net interest income decreased 8% to CHF 146 million, mainly reflecting lower loan margins on lower average loan volumes and lower deposit margins on higher average deposit volumes. Recurring commissions and fees decreased 4% to CHF 107 million, primarily reflecting lower discretionary mandate management and wealth structuring solutions fees.

Results - Wealth Management & Connected
	in / end of			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Statements of operations (CHF million)
Net revenues	565	506	663	12	(15)
Provision for credit losses	17	9	9	89	89
Compensation and benefits	256	219	270	17	(5)
General and administrative expenses	109	112	160	(3)	(32)
Commission expenses	13	18	16	(28)	(19)
Restructuring expenses	–	10	3	–	–
Total other operating expenses	122	140	179	(13)	(32)
Total operating expenses	378	359	449	5	(16)
Income before taxes	170	138	205	23	(17)
of which Private Banking	131	97	170	35	(23)
Statement of operations metrics (%)
Cost/income ratio	66.9	70.9	67.7	–	–
Net revenue detail (CHF million)
Private Banking	398	358	455	11	(13)
of which net interest income	146	156	159	(6)	(8)
of which recurring commissions and fees	107	93	111	15	(4)
of which transaction-based revenues	145	108	185	34	(22)
Advisory, underwriting and financing	167	148	208	13	(20)
Net revenues	565	506	663	12	(15)
Private Banking margins on assets under management (annualized) (bp)
Gross margin [1]	75	70	92	–	–
Net margin [2]	25	19	34	–	–
Number of relationship managers
Number of relationship managers	600	580	600	3	0
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction-based income.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Compared to 4Q18, net revenues increased 12%, mainly reflecting higher transaction-based revenues, advisory, underwriting and financing revenues and recurring commissions and fees, partially offset by lower net interest income. Transaction-based revenues increased 34%, primarily reflecting higher brokerage and product issuing fees. Advisory, underwriting and financing revenues increased 13%, primarily due to higher debt underwriting and financing revenues as well as higher fees from M&A transactions. Recurring commissions and fees increased 15%, mainly due to higher wealth structuring solutions, discretionary mandate management and investment product management fees. Net interest income decreased 6%, reflecting lower loan margins on stable average loan volumes, lower treasury revenues and lower deposit margins on slightly higher average deposit volumes.
Provision for credit losses
The Wealth Management & Connected loan portfolio primarily comprises Private Banking lombard loans, mainly backed by listed securities, and secured and unsecured loans to corporates.
In 1Q19, Wealth Management & Connected recorded a provision for credit losses of CHF 17 million, mainly related to a single case. In both 1Q18 and 4Q18, we recorded provisions for credit losses of CHF 9 million.
Total operating expenses
Total operating expenses of CHF 378 million decreased 16% compared to 1Q18, mainly reflecting lower general and administrative expenses and compensation and benefits. General and administrative expenses decreased 32% to CHF 109 million, mainly due to lower litigation provisions. Compensation and benefits decreased 5% to CHF 256 million, primarily driven by lower discretionary compensation expenses.
Compared to 4Q18, total operating expenses increased 5%, mainly reflecting higher compensation and benefits. 4Q18 included restructuring expenses of CHF 10 million. Compensation and benefits increased 17%, primarily driven by higher discretionary compensation expenses. General and administrative expenses decreased slightly, mainly due to lower professional services fees.

Margins
Margin calculations are aligned with the performance metrics of our Private Banking business and its related assets under management within the Wealth Management & Connected business.
Our gross margin was 75 basis points in 1Q19, seventeen basis points lower compared to 1Q18, reflecting lower net revenues and a 7.4% increase in average assets under management. Compared to 4Q18, our gross margin was five basis points higher, reflecting higher transaction-based revenues and recurring commissions and fees, partially offset by lower net interest income and a 3.1% increase in average assets under management.
> Refer to “Assets under management” for further information.
Our net margin was 25 basis points in 1Q19, nine basis points lower compared to 1Q18, mainly reflecting lower net revenues. Compared to 4Q18, our net margin was six basis points higher, mainly reflecting higher net revenues.
Assets under management
Assets under management and net new assets relate to our Private Banking business within the Wealth Management & Connected business. As of the end of 1Q19, assets under management of CHF 219.0 billion were CHF 17.3 billion higher compared to the end of 4Q18, primarily reflecting favorable market movements, and net new assets of CHF 5.0 billion. Net new assets primarily reflected inflows from Greater China and Southeast Asia.
Assets under management – Private Banking
	in / end of			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Assets under management (CHF billion)
Assets under management	219.0	201.7	199.1	8.6	10.0
Average assets under management	212.3	206.0	197.6	3.1	7.4
Assets under management by currency (CHF billion)
USD	117.8	106.4	104.4	10.7	12.8
EUR	6.1	5.8	6.7	5.2	(9.0)
CHF	1.8	1.8	2.0	0.0	(10.0)
Other	93.3	87.7	86.0	6.4	8.5
Assets under management	219.0	201.7	199.1	8.6	10.0
Growth in assets under management (CHF billion)
Net new assets	5.0	1.2	6.2	–	–
Other effects	12.3	(7.0)	(3.9)	–	–
of which market movements	11.3	(9.1)	(1.9)	–	–
of which foreign exchange	2.3	2.1	(3.2)	–	–
of which other	(1.3)	0.0	1.2	–	–
Growth in assets under management	17.3	(5.8)	2.3	–	–
Growth in assets under management (annualized) (%)
Net new assets	9.9	2.3	12.6	–	–
Other effects	24.4	(13.5)	(7.9)	–	–
Growth in assets under management (annualized)	34.3	(11.2)	4.7	–	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	8.0	8.7	10.0	–	–
Other effects	2.0	(6.2)	2.2	–	–
Growth in assets under management (rolling four-quarter average)	10.0	2.5	12.2	–	–

Markets
Results details
Income before taxes of CHF 13 million decreased 55% compared to 1Q18, mainly reflecting lower net revenues, partially offset by lower total operating expenses. Compared to a loss before taxes of CHF 101 million in 4Q18, the increase of CHF 114 million primarily reflected higher net revenues.
Net revenues
Net revenues of CHF 289 million decreased 12% compared to 1Q18, reflecting lower equity sales and trading revenues. Equity sales and trading revenues decreased 19% to CHF 198 million, mainly due to lower revenues from cash equities and prime services, reflecting decreased client activity. Fixed income sales and trading revenues increased 7% to CHF 91 million, mainly due to higher revenues from credit products, partially offset by lower revenues from emerging markets rates products.
Compared to 4Q18, net revenues increased 69%, reflecting higher fixed income and equity sales and trading revenues. Fixed income sales and trading revenues increased significantly, mainly driven by higher revenues from credit products, structured products, foreign exchange and developed market rates products, reflecting improved trading performance and higher client activity. Equity sales and trading revenues increased 17%, mainly due to higher revenues from equity derivatives.
Results - Markets
	in / end of			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Statements of operations (CHF million)
Net revenues	289	171	328	69	(12)
Provision for credit losses	0	(1)	1	100	(100)
Compensation and benefits	132	111	141	19	(6)
General and administrative expenses	100	101	99	(1)	1
Commission expenses	44	45	55	(2)	(20)
Restructuring expenses	–	16	3	–	–
Total other operating expenses	144	162	157	(11)	(8)
Total operating expenses	276	273	298	1	(7)
Income/(loss) before taxes	13	(101)	29	–	(55)
Statement of operations metrics (%)
Cost/income ratio	95.5	159.6	90.9	–	–
Net revenue detail (CHF million)
Equity sales and trading	198	169	243	17	(19)
Fixed income sales and trading	91	2	85	–	7
Net revenues	289	171	328	69	(12)
Total operating expenses
Total operating expenses of CHF 276 million decreased 7% compared to 1Q18, mainly reflecting lower commission expenses and lower compensation and benefits. Compensation and benefits decreased 6% to CHF 132 million, primarily driven by lower discretionary compensation expenses. General and administrative expenses were stable.
Compared to 4Q18, total operating expenses were stable, mainly reflecting higher compensation and benefits in 1Q19 and restructuring expenses of CHF 16 million in 4Q18. Compensation and benefits increased 19%, primarily driven by higher discretionary compensation expenses. General and administrative expenses were stable.

Global Markets
In 1Q19, we reported income before taxes of CHF 282 million and net revenues of CHF 1,472 million. Net revenues decreased 5% compared to 1Q18, reflecting a significant slowdown in market-wide underwriting activity, partially offset by higher trading revenues, particularly in our ITS franchise.
Results summary
1Q19 results
In 1Q19, we reported income before taxes of CHF 282 million and net revenues of CHF 1,472 million. Net revenues decreased 5% compared to 1Q18, driven by less favorable market conditions across our equity and debt underwriting businesses, partially offset by higher trading revenues, particularly in our ITS franchise. Total operating expenses of CHF 1,179 million decreased 5%, reflecting lower general and administrative expenses. 1Q18 included restructuring expenses of CHF 42 million.
Compared to 4Q18, net revenues increased 53%, reflecting improved market conditions and a seasonal increase in trading activity. Total operating expenses increased slightly compared to 4Q18, reflecting higher compensation and benefits, partially offset by lower general and administrative expenses. 4Q18 included restructuring expenses of CHF 80 million.
Capital and leverage metrics
As of the end of 1Q19, we reported risk-weighted assets of USD 58.3 billion, a decrease of USD 1.5 billion compared to the end of 4Q18, driven by internal model and parameter updates, mainly reflecting lower operational risk as a result of updated allocation keys. Leverage exposure was USD 260.2 billion, an increase of USD 11.1 billion compared to the end of 4Q18, primarily due to higher business activity.
Divisional results
	in / end of			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Statements of operations (CHF million)
Net revenues	1,472	965	1,546	53	(5)
Provision for credit losses	11	5	4	120	175
Compensation and benefits	636	518	617	23	3
General and administrative expenses	415	439	453	(5)	(8)
Commission expenses	128	116	135	10	(5)
Restructuring expenses	–	80	42	–	–
Total other operating expenses	543	635	630	(14)	(14)
Total operating expenses	1,179	1,153	1,247	2	(5)
Income/(loss) before taxes	282	(193)	295	–	(4)
Statement of operations metrics (%)
Return on regulatory capital	8.9	(6.2)	8.5	–	–
Cost/income ratio	80.1	119.5	80.7	–	–
Number of employees (full-time equivalents)
Number of employees	11,460	11,350	11,610	1	(1)

Divisional results (continued)
	in / end of			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Net revenue detail (CHF million)
Fixed income sales and trading	890	473	860	88	3
Equity sales and trading	540	356	490	52	10
Underwriting	141	242	288	(42)	(51)
Other [1]	(99)	(106)	(92)	(7)	8
Net revenues	1,472	965	1,546	53	(5)
Balance sheet statistics (CHF million)
Total assets	227,482	211,530	239,432	8	(5)
Risk-weighted assets	58,131	59,016	57,990	(1)	0
Risk-weighted assets (USD)	58,301	59,836	60,732	(3)	(4)
Leverage exposure	259,420	245,664	282,778	6	(8)
Leverage exposure (USD)	260,181	249,076	296,149	4	(12)
1 Other revenues include treasury funding costs and the impact of collaboration with other divisions, in particular with respect to the International Trading Solution (ITS) franchise.
Reconciliation of adjusted results
	Global Markets
in	1Q19	4Q18	1Q18
Adjusted results (CHF million)
Net revenues	1,472	965	1,546
Provision for credit losses	11	5	4
Total operating expenses	1,179	1,153	1,247
Restructuring expenses	–	(80)	(42)
Expenses related to real estate disposals	(8)	–	–
Adjusted total operating expenses	1,171	1,073	1,205
Income/(loss) before taxes	282	(193)	295
Total adjustments	8	80	42
Adjusted income/(loss) before taxes	290	(113)	337
Adjusted return on regulatory capital (%)	9.2	(3.7)	9.8
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Results details
Fixed income sales and trading
In 1Q19, fixed income sales and trading revenues of CHF 890 million increased slightly compared to 1Q18, reflecting higher results across most businesses. Global credit products revenues increased significantly, primarily due to higher leveraged finance and increased investment grade trading activity. Emerging markets revenues increased significantly, albeit from subdued levels, reflecting significantly higher trading activity in Brazil due to more favorable market conditions and higher financing and structured credit revenues across regions. In addition, macro products revenues increased, due to significantly improved results in our rates business. This was partially offset by lower securitized products revenues compared to a strong 1Q18, which included increased client activity and more favorable market conditions, although there was continued positive momentum in asset finance.
Compared to a subdued 4Q18, fixed income sales and trading revenues increased 88%, reflecting a seasonal increase in client activity across all businesses and improved market conditions. Global credit products revenues increased significantly compared to subdued levels, primarily due to higher leveraged finance trading activity reflecting tightened credit spreads and increased investment grade trading activity. Macro products revenues increased significantly, reflecting improved results in our rates and foreign exchange businesses. Securitized products revenues increased, reflecting higher agency and non-agency revenues, notwithstanding the significant gain in 4Q18 from the sale of an investment acquired in the normal course of business. Furthermore, emerging markets revenues increased, reflecting higher trading and financing in Latin America and Europe, Middle East and Africa (EMEA) due to a seasonal increase in client activity.
Equity sales and trading
In 1Q19, equity sales and trading revenues of CHF 540 million increased 10% compared to 1Q18, primarily due to continued momentum in equity derivatives. Equity derivatives revenues increased compared to a strong 1Q18, reflecting significantly higher structured derivatives revenues due to increased client activity. Prime services revenues increased slightly, reflecting higher client financing revenues. These increases were partially offset by lower cash equities revenues, as reduced underwriting issuance activity negatively impacted secondary trading volumes.
Compared to 4Q18, equity sales and trading revenues increased 52%, reflecting a seasonal increase in client activity and more favorable market conditions. Equity derivatives revenues increased significantly, mainly reflecting higher client activity in structured derivatives. In addition, prime services revenues increased, primarily due to higher client financing revenues. Cash equities revenues increased slightly despite challenging trading conditions.
Underwriting
In 1Q19, underwriting revenues of CHF 141 million decreased 51% compared to 1Q18, reflecting challenging market conditions including the US government shutdown, which negatively impacted issuance activity. Debt underwriting revenues decreased significantly, primarily due to lower leveraged finance issuance activity. In addition, equity underwriting revenues decreased, reflecting significantly lower equity issuance activity.
Compared to 4Q18, underwriting revenues decreased 42%, primarily reflecting lower debt issuance activity. Debt underwriting revenues decreased significantly, primarily reflecting lower leveraged finance results. Equity underwriting revenues decreased slightly due to lower market-wide issuance activity.
Provision for credit losses
In 1Q19, we recorded provision for credit losses of CHF 11 million, compared to CHF 4 million in 1Q18 and CHF 5 million in 4Q18.
Total operating expenses
In 1Q19, total operating expenses of CHF 1,179 million decreased 5% compared to 1Q18, reflecting lower general and administrative expenses, partially offset by increased compensation and benefits. 1Q18 included restructuring expenses of CHF 42 million. General and administrative expenses decreased, reflecting reduced allocated corporate function costs and lower professional services fees. Compensation and benefits increased slightly, primarily reflecting higher deferred compensation expenses from prior-year awards, offset in part by lower discretionary compensation expenses.
Compared to 4Q18, total operating expenses increased slightly, reflecting higher compensation and benefits, partially offset by lower general and administrative expenses. 4Q18 included restructuring expenses of CHF 80 million. Compensation and benefits increased, reflecting higher discretionary compensation and deferred compensation expenses from prior-year awards and increased salary expenses. General and administrative expenses decreased, reflecting lower allocated corporate function costs.

Investment Banking & Capital Markets
In 1Q19, we reported a loss before taxes of CHF 93 million and net revenues of CHF 356 million. Client activity was significantly lower compared to 1Q18, impacted by challenging market conditions across capital markets.
Results summary
1Q19 results
In 1Q19, we reported a loss before taxes of CHF 93 million compared to income before taxes of CHF 59 million in 1Q18. The results in 1Q19 reflected lower market activity across debt and equity underwriting, which was negatively impacted by the US government shutdown, investor concerns over a slowdown in US corporate earnings and GDP growth and the uncertain geopolitical environment. Net revenues of CHF 356 million decreased 33%, driven by lower revenues from debt and equity underwriting, reflecting a decline in the industry-wide fee pool and lower revenues from advisory and other fees. Debt underwriting revenues decreased 27%, primarily driven by lower leveraged finance activity and equity underwriting revenues decreased 44%, mainly driven by lower initial public offering (IPO) issuances and follow-on activity. Revenues from advisory and other fees decreased 19%. Other revenues decreased CHF 25 million, primarily reflecting negative valuation changes in our corporate lending portfolio due to tightening credit spreads in 1Q19. Total operating expenses decreased 6%. 1Q18 included restructuring expenses of CHF 30 million.
Compared to 4Q18, net revenues decreased 25%, mainly driven by lower revenues from advisory and other fees and lower other revenues, partially offset by higher equity and debt underwriting revenues. Equity underwriting revenues increased 287%, compared to weak 4Q18 results, which included a loss on a single block trade. Debt underwriting revenues were slightly higher, while revenues from advisory and other fees decreased 49%, reflecting fewer deal closings. Total operating expenses of CHF 441 million increased 21%, driven by higher compensation and benefits. 4Q18 included restructuring expenses of CHF 6 million.
Capital and leverage metrics
As of the end of 1Q19, risk-weighted assets were USD 24.8 billion, an increase of USD 0.3 billion compared to the end of 4Q18. Leverage exposure was USD 42.3 billion, an increase of USD 1.2 billion compared to the end of 4Q18, primarily driven by growth in the corporate lending portfolio and underwriting commitments.
Divisional results
	in / end of			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Statements of operations (CHF million)
Net revenues	356	475	528	(25)	(33)
Provision for credit losses	8	5	1	60	–
Compensation and benefits	311	241	316	29	(2)
General and administrative expenses	127	114	121	11	5
Commission expenses	3	4	1	(25)	200
Restructuring expenses	–	6	30	–	–
Total other operating expenses	130	124	152	5	(14)
Total operating expenses	441	365	468	21	(6)
Income/(loss) before taxes	(93)	105	59	–	–
Statement of operations metrics (%)
Return on regulatory capital	(10.6)	12.4	8.1	–	–
Cost/income ratio	123.9	76.8	88.6	–	–
Number of employees (full-time equivalents)
Number of employees	3,080	3,100	3,120	(1)	(1)

Divisional results (continued)
	in / end of			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Net revenue detail (CHF million)
Advisory and other fees	140	276	172	(49)	(19)
Debt underwriting	186	183	256	2	(27)
Equity underwriting	58	15	103	287	(44)
Other	(28)	1	(3)	–	–
Net revenues	356	475	528	(25)	(33)
Balance sheet statistics (CHF million)
Total assets	17,494	16,156	15,380	8	14
Risk-weighted assets	24,760	24,190	20,866	2	19
Risk-weighted assets (USD)	24,833	24,526	21,853	1	14
Leverage exposure	42,161	40,485	38,731	4	9
Leverage exposure (USD)	42,285	41,047	40,562	3	4
Reconciliation of adjusted results
	Investment Banking & Capital Markets
in	1Q19	4Q18	1Q18
Adjusted results (CHF million)
Net revenues	356	475	528
Provision for credit losses	8	5	1
Total operating expenses	441	365	468
Restructuring expenses	–	(6)	(30)
Major litigation provisions	0	(1)	0
Expenses related to real estate disposals	(7)	–	–
Adjusted total operating expenses	434	358	438
Income/(loss) before taxes	(93)	105	59
Total adjustments	7	7	30
Adjusted income/(loss) before taxes	(86)	112	89
Adjusted return on regulatory capital (%)	(9.9)	13.3	12.4
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Results details
Advisory and other fees
In 1Q19, revenues from advisory and other fees of CHF 140 million decreased 19% compared to 1Q18, primarily driven by lower revenues from completed M&A transactions due to the timing of deal closings and regulatory delays.
Compared to a strong 4Q18, revenues from advisory and other fees decreased 49%, mainly reflecting lower revenues from completed M&A transactions.
Debt underwriting
In 1Q19, debt underwriting revenues of CHF 186 million decreased 27% compared to 1Q18, primarily driven by lower leveraged finance, impacted by lower industry-wide activity.
Compared to 4Q18, debt underwriting revenues increased slightly, primarily driven by increased revenues from leveraged finance.
Equity underwriting
In 1Q19, equity underwriting revenues of CHF 58 million decreased 44% compared to 1Q18, mainly driven by lower IPO issuances and follow-on activity, reflecting challenging market conditions due to the US government shutdown.
Compared to 4Q18, equity underwriting revenues increased 287%, driven by increased revenues from follow-on activity, which in 4Q18 included a loss on a single block trade.
Provision for credit losses
In 1Q19, we recorded provision for credit losses of CHF 8 million, compared to CHF 1 million in 1Q18 and CHF 5 million in 4Q18, reflecting in each period adverse developments on non-fair valued loans in our corporate lending portfolio.
Total operating expenses
In 1Q19, total operating expenses of CHF 441 million decreased 6% compared to 1Q18, which included restructuring expenses of CHF 30 million. Compensation and benefits of CHF 311 million decreased slightly, reflecting lower discretionary compensation expenses. General and administrative expenses of CHF 127 million increased 5%, primarily driven by real estate disposal allocations.
Compared to 4Q18, total operating expenses increased 21%, primarily driven by higher compensation and benefits. Compensation and benefits increased 29%, mainly driven by higher discretionary compensation expenses and higher deferred compensation from prior year awards. 4Q18 included restructuring expenses of CHF 6 million.
Global advisory and underwriting revenues
The Group’s global advisory and underwriting business operates across multiple business divisions that work in close collaboration with each other to generate these revenues. In order to reflect the global performance and capabilities of this business and for enhanced comparability versus its peers, the following table aggregates total advisory and underwriting revenues for the Group into a single metric in US dollar terms.
	in			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Global advisory and underwriting revenues (USD million)
Global advisory and underwriting revenues	769	761	1,106	1	(30)
of which advisory and other fees	171	308	251	(44)	(32)
of which debt underwriting	460	368	616	25	(25)
of which equity underwriting	138	85	239	62	(42)

Corporate Center
In 1Q19, we reported a loss before taxes of CHF 383 million compared to CHF 172 million in 1Q18 and income before taxes of CHF 35 million in 4Q18.
Corporate Center composition
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group, including costs associated with the evolution of our legal entity structure to meet developing and future regulatory requirements, and certain other expenses and revenues that have not been allocated to the segments. Corporate Center further includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
Treasury results include the impact of volatility in the valuations of certain central funding transactions such as structured notes issuances and swap transactions. Treasury results also include additional interest charges from transfer pricing to align funding costs to assets held in the Corporate Center and, since 1Q19, legacy funding costs previously reported in the Strategic Resolution Unit.
As previously disclosed, beginning in 1Q19 the Strategic Resolution Unit ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately presented within our Corporate Center disclosures, including related asset funding costs. Certain activities not linked to the underlying portfolio such as legacy funding costs, legacy litigation provisions and noncontrolling interests without significant economic interest, which were previously part of the Strategic Resolution Unit, are recorded in the Corporate Center and are not reflected in the Asset Resolution Unit. Prior periods have not been restated.
Other revenues primarily include required elimination adjustments associated with trading in own shares, treasury commissions charged to divisions, the cost of certain hedging transactions executed in connection with the Group’s risk-weighted assets and valuation hedging impacts from long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Compensation and benefits include fair value adjustments on certain deferred compensation plans not allocated to the segments, certain deferred compensation retention awards intended to support the restructuring of the Group, mainly relating to Asia Pacific. Since 3Q18, compensation and benefits have also included fair value adjustments on certain other long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Corporate Center results
	in / end of			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Statements of operations (CHF million)
Treasury results	(118)	132	(109)	–	8
Asset Resolution Unit	(35)	–	–	–	–
Other	62	(48)	49	–	27
Net revenues	(91)	84	(60)	–	52
Provision for credit losses	6	0	0	–	–
Compensation and benefits	130	(64)	55	–	136
General and administrative expenses	140	107	37	31	278
Commission expenses	16	5	19	220	(16)
Restructuring expenses	–	1	1	–	–
Total other operating expenses	156	113	57	38	174
Total operating expenses	286	49	112	484	155
Income/(loss) before taxes	(383)	35	(172)	–	123
of which Asset Resolution Unit	(103)	–	–	–	–
Balance sheet statistics (CHF million)
Total assets	120,160	104,411	109,734	15	10
Risk-weighted assets	50,053	29,703	28,135	69	78
Leverage exposure	129,617	105,247	110,767	23	17
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

Results summary
1Q19 results
In 1Q19, we reported a loss before taxes of CHF 383 million compared to CHF 172 million in 1Q18 and income before taxes of CHF 35 million in 4Q18. The 1Q19 results reflected the transfer of the residual portfolio of the Strategic Resolution Unit, which is now managed in an Asset Resolution Unit.
Net revenues
In 1Q19, we reported negative net revenues of CHF 91 million compared to CHF 60 million in 1Q18 and net revenues of CHF 84 million in 4Q18.
Negative treasury results of CHF 118 million in 1Q19 mainly reflected losses of CHF 84 million with respect to structured notes volatility, negative revenues of CHF 69 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs, and losses of CHF 15 million on fair-valued money market instruments. Negative revenues and losses were partially offset by gains of CHF 30 million relating to fair value option volatility on own debt and gains of CHF 20 million relating to hedging volatility. In 1Q18, negative treasury results of CHF 109 million reflected losses of CHF 134 million relating to funding activities, partially offset by gains of CHF 35 million with respect to structured notes volatility. In 4Q18, positive treasury results of CHF 132 million reflected gains of CHF 82 million relating to hedging volatility, gains of CHF 55 million with respect to structured notes volatility, primarily from valuation model enhancements, gains of CHF 35 million relating to fair value option volatility on own debt and gains of CHF 19 million on fair-valued money market instruments, partially offset by negative revenues of CHF 59 million relating to funding activities.
Negative net revenues from the Asset Resolution Unit of CHF 35 million in 1Q19 reflected asset funding costs of CHF 56 million, partially offset by revenues from portfolio assets of CHF 21 million.
Other revenues of CHF 62 million increased CHF 13 million compared to 1Q18, mainly reflecting a positive valuation impact from long-dated legacy deferred compensation and retirement programs and the impact from the gross recognition of sublease rental income under the new accounting standard for leases, partially offset by the elimination of gains from trading in own shares compared to losses in 1Q18. Compared to 4Q18, other revenues increased CHF 110 million, mainly reflecting a positive valuation impact from long-dated legacy deferred compensation and retirement programs, a fair value gain on a legacy convertible bond position compared to a loss on the same position in 4Q18 and decreased costs relating to hedging transactions executed in connection with the Group’s risk-weighted assets.
Provision for credit losses
In 1Q19, we recorded provision for credit losses of CHF 6 million, which related to the Asset Resolution Unit, compared to no provision for credit losses in 1Q18 and 4Q18.
Total operating expenses
Total operating expenses of CHF 286 million increased 155% compared to 1Q18, mainly reflecting increases in general and administrative expenses and compensation and benefits. General and administrative expenses of CHF 140 million increased CHF 103 million, primarily reflecting legacy litigation provisions and general and administrative expenses related to the Asset Resolution Unit. Compensation and benefits of CHF 130 million increased CHF 75 million, primarily reflecting compensation and benefits related to the Asset Resolution Unit, higher expenses for long-dated legacy deferred compensation and retirement programs and higher deferred compensation expenses from prior-year awards.
Compared to 4Q18, total operating expenses increased 484%, mainly reflecting increases in compensation and benefits and general and administrative expenses. Compensation and benefits increased CHF 194 million, primarily reflecting higher deferred compensation expenses from prior-year awards, higher expenses for long-dated legacy deferred compensation and retirement programs, compensation and benefits related to the Asset Resolution Unit and higher discretionary compensation expenses. General and administrative expenses increased CHF 33 million, primarily reflecting legacy litigation provisions and general and administrative expenses related to the Asset Resolution Unit, partially offset by the impact of corporate function expense allocations.

Capital and leverage metrics
As of the end of 1Q19, we reported risk-weighted assets of CHF 50.1 billion, an increase of CHF 20.4 billion compared to the end of 4Q18, mainly reflecting the transfer of the residual portfolio from the Strategic Resolution Unit and the new accounting standard for leases. Leverage exposure was CHF 129.6 billion as of the end of 1Q19, an increase of CHF 24.4 billion compared to the end of 4Q18, mainly reflecting the transfer of the residual portfolio from the Strategic Resolution Unit and the new accounting standard for leases, partially offset by a decrease of cash held with central banks.
Expense allocation to divisions
	in			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Expense allocation to divisions (CHF million)
Compensation and benefits	772	589	703	31	10
General and administrative expenses	621	639	554	(3)	12
Commission expenses	16	5	19	220	(16)
Restructuring expenses	–	128	34	–	–
Total other operating expenses	637	772	607	(17)	5
Total operating expenses before allocation to divisions	1,409	1,361	1,310	4	8
Net allocation to divisions	1,123	1,312	1,198	(14)	(6)
of which Swiss Universal Bank	254	268	253	(5)	0
of which International Wealth Management	213	221	210	(4)	1
of which Asia Pacific	184	208	197	(12)	(7)
of which Global Markets	381	468	399	(19)	(5)
of which Investment Banking & Capital Markets	91	81	81	12	12
of which Strategic Resolution Unit [1]	–	66	58	–	–
Total operating expenses	286	49	112	484	155
Corporate services and business support, including in finance, operations, human resources, legal, compliance, risk management and IT, are provided by corporate functions, and the related costs are allocated to the segments and the Corporate Center based on their requirements and other relevant measures.

1 Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group.
Asset Resolution Unit
	in / end of
	1Q19
Statements of operations (CHF million)
Revenues from portfolio assets	21
Asset funding costs	(56)
Net revenues	(35)
Provision for credit losses	6
Compensation and benefits	34
General and administrative expenses	26
Commission expenses	2
Total other operating expenses	28
Total operating expenses	62
Income/(loss) before taxes	(103)
Balance sheet statistics (CHF million)
Total assets	20,880
Risk-weighted assets (USD)	11,691	[1]
Leverage exposure (USD)	29,336
1 Risk-weighted assets excluding operational risk were USD 6,564 million.

Assets under management
As of the end of 1Q19, assets under management were CHF 1,431.3 billion, 6.2% higher compared to the end of 4Q18, with net new assets of CHF 35.8 billion in 1Q19.
Assets under management
			% change
	1Q19	4Q18	QoQ
Assets under management (CHF billion)
Swiss Universal Bank - Private Clients	210.7	198.0	6.4
Swiss Universal Bank - Corporate & Institutional Clients	395.9	348.7	13.5
International Wealth Management - Private Banking	356.4	357.5	(0.3)
International Wealth Management - Asset Management	404.5	388.7	4.1
Asia Pacific - Private Banking	219.0	201.7	8.6
Strategic Resolution Unit [1]	–	0.5	–
Assets managed across businesses [2]	(155.2)	(147.8)	5.0
Assets under management	1,431.3	1,347.3	6.2
of which discretionary assets	461.1	442.9	4.1
of which advisory assets	970.2	904.4	7.3
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual assets under management were either transferred to other divisions or no longer qualify as assets under management.

2 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
Net new assets
in	1Q19	4Q18	1Q18
Net new assets (CHF billion)
Swiss Universal Bank – Private Clients	3.3	(1.1)	2.7
Swiss Universal Bank – Corporate & Institutional Clients	27.6	2.1	3.8
International Wealth Managment – Private Banking	1.3	0.5	5.5
International Wealth Managment – Asset Management [1]	(0.5)	0.7	9.0
Asia Pacific – Private Banking	5.0	1.2	6.2
Strategic Resolution Unit [2]	–	(0.1)	(0.1)
Assets managed across businesses [3]	(0.9)	(2.8)	(2.1)	[4]
Net new assets	35.8	0.5	25.0	[4]
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual assets under management were either transferred to other divisions or no longer qualify as assets under management.

3 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
4 Prior period has been corrected.
Results summary
1Q19 results
As of the end of 1Q19, assets under management of CHF 1,431.3 billion increased CHF 84.0 billion compared to the end of 4Q18. The increase was primarily driven by favorable market movements and net new assets of CHF 35.8 billion, partially offset by structural effects, mainly reflecting the introduction of an updated assets under management policy, with effect from January 1, 2019, to introduce more specific criteria to evaluate whether client assets qualify as assets under management. The introduction of this updated policy resulted in a reclassification of CHF 18.8 billion of assets under management to assets under custody which has been reflected as a structural effect in 1Q19.
Net new assets of CHF 35.8 billion in 1Q19 mainly included net new assets in the Corporate & Institutional Clients business of Swiss Universal Bank, primarily reflecting inflows from the pension business, net new assets in the Private Banking business of Asia Pacific, mainly reflecting inflows from Greater China and Southeast Asia, and net new assets in the Private Clients business of Swiss Universal Bank, reflecting positive contributions from all businesses.
> Refer to “Swiss Universal Bank”, “International Wealth Management” and “Asia Pacific” for further information.
> Refer to “Note 38 – Assets under management” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 for further information.

Additional financial metrics
Balance sheet
As of the end of 1Q19, total assets of CHF 793.6 billion increased 3% compared to 4Q18, reflecting higher operating activities and the foreign exchange translation impact. Excluding the foreign exchange translation impact, total assets increased CHF 18.7 billion.
Range of reasonably possible losses related to certain legal proceedings
The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for certain proceedings for which the Group believes an estimate is possible was zero to CHF 1.4 billion as of the end of 1Q19.
Total shareholders’ equity
Credit Suisse’s total shareholders’ equity was CHF 43.8 billion as of the end of 1Q19 compared to CHF 43.9 billion as of the end of 4Q18. Total shareholders’ equity was negatively impacted by losses on fair value elected liabilities relating to credit risk, transactions related to the settlement of share-based compensation awards and the repurchase of shares under the share buyback program, partially offset by net income attributable to shareholders and an increase in the share-based compensation obligation.
We commenced the 2019 share buyback program on January 14, 2019, and in 1Q19 we repurchased 21.3 million ordinary shares totaling CHF 261 million.
Liquidity coverage ratio
Our average liquidity coverage ratio was 191% as of the end of 1Q19 compared to 184% as of the end of 4Q18. The ratio reflects a conservative liquidity position, including ensuring that the Group’s branches and subsidiaries meet applicable local liquidity requirements.
Capital metrics
The CET1 ratio was 12.6% as of the end of 1Q19, stable compared to the end of 4Q18. Credit Suisse’s tier 1 ratio was 16.2% as of the end of 1Q19, stable compared to the end of 4Q18. The total capital ratio was 17.6% as of the end of 1Q19 compared to 17.7% as of the end of 4Q18.
CET1 capital was CHF 36.6 billion as of the end of 1Q19, an increase compared to CHF 35.8 billion as of the end of 4Q18, mainly reflecting net income attributable to shareholders, methodology changes and a positive foreign exchange impact, partially offset by the repurchase of shares under the share buyback program.
Total eligible capital was CHF 50.9 billion as of the end of 1Q19, an increase compared to CHF 50.2 billion as of the end of 4Q18, primarily reflecting higher CET1 capital.
Risk-weighted assets increased 2% to CHF 290.1 billion as of the end of 1Q19 compared to CHF 284.6 billion as of the end of 4Q18, mainly resulting from increases relating to methodology and policy changes, external model and parameter updates and movements in risk levels, all mainly in credit risk, and a positive foreign exchange impact. These increases were partially offset by decreases relating to movements in risk levels, mainly in market risk, and internal model and parameter updates, mainly in operational risk and market risk.
Leverage metrics
The BIS tier 1 leverage ratio was 5.2% as of the end of 1Q19, with a BIS CET1 component of 4.1%.
The leverage exposure was CHF 901.8 billion as of the end of 1Q19, an increase compared to CHF 881.4 billion as of the end of 4Q18.
BIS capital and leverage metrics
	Phase-in		Look-through
end of	1Q19	4Q18	1Q19	4Q18
Capital metrics
Risk-weighted assets (CHF billion)	290.1	284.6	290.1	284.6
CET1 ratio (%)	12.6	12.6	12.6	12.6
Tier 1 ratio (%)	16.2	16.2	16.2	16.2
Total capital ratio (%)	17.6	17.7	17.4	17.4
Leverage metrics
Leverage exposure (CHF billion)	901.8	881.4	901.8	881.4
CET1 leverage ratio (%)	4.1	4.1	4.1	4.1
Tier 1 leverage ratio (%)	5.2	5.2	5.2	5.2
Refer to the Appendix for additional information on BIS and Swiss capital and leverage metrics.

Important information
The Group has not finalized its 1Q19 Financial Report and the Group’s independent registered public accounting firm has not completed its review of the condensed consolidated financial statements (unaudited) for the period. Accordingly, the financial information contained in this Earnings Release is subject to completion of quarter-end procedures, which may result in changes to that information. Certain reclassifications have been made to prior periods to conform to the current presentation.
For purposes of this Earnings Release, unless the context otherwise requires, the terms “Credit Suisse”, “the Group”, “we”, “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and these terms are used to refer to both when the subject is the same or substantially similar. The term “the Bank” is used when referring to Credit Suisse AG and its consolidated subsidiaries.
Information referenced in this Earnings Release, whether via website links or otherwise, is not incorporated into this Earnings Release.
Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements) (in each case, subject to certain phase-in periods), which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse adopted the BIS leverage ratio framework, as issued by the BCBS and implemented in Switzerland by FINMA.
References to phase-in and look-through included herein refer to Basel III requirements and Swiss Requirements. Phase-in reflects that for the years 2013 – 2022, there is a phase-out of certain capital instruments. Look-through assumes the full phase-out of certain capital instruments.
Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The look-through tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.
Return on regulatory capital is calculated using income/(loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average risk-weighted assets and 3.5% of average leverage exposure. For Global Markets and Investment Banking & Capital Markets, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology used to calculate return on regulatory capital.
We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.
The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions which is discussed above relates only to those proceedings for which the Group believes an estimate is possible and which are discussed in the litigation note to the Consolidated Financial Statements in the Group’s Annual Report on Form 20-F and updated in its quarterly reports (including the Group’s 1Q19 Financial Report that is scheduled to be released on May 3, 2019). It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. For additional details, see the litigation note to the Consolidated Financial Statements in the Group’s Annual Report on Form 20-F and in each of its quarterly Financial Reports.
Investors and others should note that we announce material information (including quarterly earnings releases and financial reports) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We intend to also use our Twitter account @creditsuisse (https://twitter.com/creditsuisse) to excerpt key messages from our public disclosures, including earnings releases. We may retweet such messages through certain of our regional Twitter accounts, including @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these Twitter accounts is not a part of this Earnings Release.
Credit Suisse Group AG shares are listed on the SIX stock exchange under the ticker symbol CSGN and – in the form of American Depositary Shares, as evidenced by American Depositary Receipts – on the New York Stock Exchange under the ticker symbol CS.
In various tables, use of “–” indicates not meaningful or not applicable.

Appendix
Credit Suisse by business activity
	1Q19
in	Swiss Universal Bank	International Wealth Management	Asia Pacific		Global Markets	Investment Banking & Capital Markets	Corporate Center	[1]	Credit Suisse
Related to private banking (CHF million)
Net revenues	742	1,019	398		–	–	–		2,159
of which net interest income	412	370	146		–	–	–		928
of which recurring	199	295	107		–	–	–		601
of which transaction-based	101	354	145		–	–	–		600
Provision for credit losses	11	10	0		–	–	–		21
Total operating expenses	458	607	267		–	–	–		1,332
Income before taxes	273	402	131		–	–	–		806
Related to corporate & institutional banking (CHF million)
Net revenues	637	–	–		–	–	–		637
of which net interest income	307	–	–		–	–	–		307
of which recurring	160	–	–		–	–	–		160
of which transaction-based	187	–	–		–	–	–		187
Provision for credit losses	18	–	–		–	–	–		18
Total operating expenses	342	–	–		–	–	–		342
Income before taxes	277	–	–		–	–	–		277
Related to investment banking (CHF million)
Net revenues	–	–	456		1,472	356	–		2,284
of which fixed income sales and trading	–	–	91		890	–	–		981
of which equity sales and trading	–	–	198		540	–	–		738
of which underwriting and advisory	–	–	167	[2]	141	384	–		692
Provision for credit losses	–	–	17		11	8	–		36
Total operating expenses	–	–	387		1,179	441	–		2,007
Income/(loss) before taxes	–	–	52		282	(93)	–		241
Related to asset management (CHF million)
Net revenues	–	398	–		–	–	–		398
Total operating expenses	–	277	–		–	–	–		277
Income before taxes	–	121	–		–	–	–		121
Related to corporate center (CHF million)
Net revenues	–	–	–		–	–	(91)		(91)
Provision for credit losses	–	–	–		–	–	6		6
Total operating expenses	–	–	–		–	–	286		286
Income/(loss) before taxes	–	–	–		–	–	(383)		(383)
Total (CHF million)
Net revenues	1,379	1,417	854		1,472	356	(91)		5,387
Provision for credit losses	29	10	17		11	8	6		81
Total operating expenses	800	884	654		1,179	441	286		4,244
Income/(loss) before taxes	550	523	183		282	(93)	(383)		1,062
Certain transaction-based revenues in Swiss Universal Bank and certain fixed income and equity sales and trading revenues in Asia Pacific and Global Markets relate to the Group’s global advisory and underwriting business. Refer to “Global advisory and underwriting revenues” in Investment Banking & Capital Markets for further information.

1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

2 Reflects certain financing revenues in Asia Pacific that are not included in the Group’s global advisory and underwriting revenues.

BIS capital metrics – Group
	Phase-in			Look-through
			% change			% change
end of	1Q19	4Q18	QoQ	1Q19	4Q18	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	36,556	35,824	2	36,556	35,824	2
Tier 1 capital	47,032	46,040	2	47,032	46,040	2
Total eligible capital	50,939	50,239	1	50,569	49,548	2
Risk-weighted assets	290,098	284,582	2	290,098	284,582	2
Capital ratios (%)
CET1 ratio	12.6	12.6	–	12.6	12.6	–
Tier 1 ratio	16.2	16.2	–	16.2	16.2	–
Total capital ratio	17.6	17.7	–	17.4	17.4	–
Eligible capital – Group
	Phase-in				Look-through
				% change				% change
end of	1Q19		4Q18	QoQ	1Q19	4Q18		QoQ
Eligible capital (CHF million)
Total shareholders' equity	43,825		43,922	0	43,825	43,922		0
Regulatory adjustments [1]	(566)		(643)	(12)	(566)	(643)		(12)
Adjustments phased-in 2	(6,703)		(7,455)	(10)	(6,703)	(7,455)	[2]	(10)
CET1 capital	36,556		35,824	2	36,556	35,824		2
Additional tier 1 instruments	10,476	[3]	10,216	3	10,476	10,216		3
Additional tier 1 capital	10,476		10,216	3	10,476	10,216		3
Tier 1 capital	47,032		46,040	2	47,032	46,040		2
Tier 2 instruments	3,537	[4]	3,508	1	3,537	3,508		1
Tier 2 instruments subject to phase-out	370		691	(46)	–	–		–
Tier 2 capital	3,907		4,199	(7)	3,537	3,508		1
Total eligible capital	50,939		50,239	1	50,569	49,548		2
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2 Reflects 100% phased-in deductions since 2018, including goodwill, other intangible assets and certain deferred tax assets.
3
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 5.8 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 4.7 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

4 Consists of low-trigger capital instruments with a capital ratio write-down trigger of 5%.

Capital movement – Group
1Q19	Phase-in		Look- through
CET1 capital (CHF million)
Balance at beginning of period	35,824		35,824
Net income attributable to shareholders	749		749
Foreign exchange impact	122	[1]	122
Methodology changes [2]	178		178
Repurchase of shares under the share buyback program	(261)		(261)
Other [3]	(56)		(56)
Balance at end of period	36,556		36,556
Additional tier 1 capital (CHF million)
Balance at beginning of period	10,216		10,216
Foreign exchange impact	102		102
Other	158	[4]	158
Balance at end of period	10,476		10,476
Tier 2 capital (CHF million)
Balance at beginning of period	4,199		3,508
Foreign exchange impact	15		10
Other	(307)	[5]	19
Balance at end of period	3,907		3,537
Eligible capital (CHF million)
Balance at end of period	50,939		50,569
1 Includes US GAAP cumulative translation adjustments and the foreign exchange impact on regulatory CET1 adjustments.
2 Reflects the impact of a new accounting standard relating to leases.
3
Includes the net effect of share-based compensation and pensions, the impact of a dividend accrual and a change in other regulatory adjustments (e.g., the net regulatory impact of (gains)/losses on fair-valued financial liabilities due to changes in own credit risk).

4 Primarily reflects the impact of business movements and Contingent Capital Awards.
5 Primarily reflects the impact of the prescribed amortization requirement as instruments move closer to their maturity date.
Risk-weighted assets – Group
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	[1]	Corporate Center	[1]	Group
1Q19 (CHF million)
Credit risk	64,781	27,995	27,697	37,161	20,619	–		24,847		203,100
Market risk	1,230	1,672	2,947	7,901	136	–		2,637		16,523
Operational risk	10,746	12,904	7,182	13,069	4,005	–		22,569		70,475
Risk-weighted assets	76,757	42,571	37,826	58,131	24,760	–		50,053		290,098
4Q18 (CHF million)
Credit risk	63,280	26,604	27,102	35,380	20,498	5,834		16,201		194,899
Market risk	1,315	1,669	3,507	9,158	200	1,305		1,489		18,643
Operational risk	11,880	11,843	6,547	14,478	3,492	10,787		12,013		71,040
Risk-weighted assets	76,475	40,116	37,156	59,016	24,190	17,926		29,703		284,582
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

Risk-weighted asset movement by risk type – Group
1Q19	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	[1]	Corporate Center	[1]	Total
Credit risk (CHF million)
Balance at beginning of period	63,280	26,604	27,102	35,380	20,498	5,834		16,201		194,899
Transfers	–	–	–	–	–	(5,834)		5,834		–
Foreign exchange impact	107	170	273	356	250	–		223		1,379
Movements in risk levels	110	1,024	174	1,060	(315)	–		(663)		1,390
Model and parameter updates – internal [2]	(5)	62	14	44	(1)	–		(4)		110
Model and parameter updates – external [3]	1,289	135	134	321	187	–		76		2,142
Methodology and policy changes [4]	0	0	0	0	0	–		3,180		3,180
Balance at end of period – phase-in	64,781	27,995	27,697	37,161	20,619	–		24,847		203,100
Market risk (CHF million)
Balance at beginning of period	1,315	1,669	3,507	9,158	200	1,305		1,489		18,643
Transfers	–	–	–	–	–	(1,305)		1,305		–
Foreign exchange impact	15	19	38	94	2	–		30		198
Movements in risk levels	(92)	(500)	(285)	(750)	(65)	–		(133)		(1,825)
Model and parameter updates – internal [2]	(8)	484	(313)	(601)	(1)	–		(54)		(493)
Balance at end of period – phase-in	1,230	1,672	2,947	7,901	136	–		2,637		16,523
Operational risk (CHF million)
Balance at beginning of period	11,880	11,843	6,547	14,478	3,492	10,787		12,013		71,040
Transfers	–	–	–	–	–	(10,787)		10,787		–
Movements in risk levels	1	1	0	(1)	0	–		(22)		(21)
Model and parameter updates – internal [2]	(1,135)	1,060	635	(1,408)	513	–		(209)		(544)
Balance at end of period – phase-in	10,746	12,904	7,182	13,069	4,005	–		22,569		70,475
Total (CHF million)
Balance at beginning of period	76,475	40,116	37,156	59,016	24,190	17,926		29,703		284,582
Transfers	–	–	–	–	–	(17,926)		17,926		–
Foreign exchange impact	122	189	311	450	252	–		253		1,577
Movements in risk levels	19	525	(111)	309	(380)	–		(818)		(456)
Model and parameter updates – internal [2]	(1,148)	1,606	336	(1,965)	511	–		(267)		(927)
Model and parameter updates – external [3]	1,289	135	134	321	187	–		76		2,142
Methodology and policy changes [4]	0	0	0	0	0	–		3,180		3,180
Balance at end of period – phase-in / look-through	76,757	42,571	37,826	58,131	24,760	–		50,053		290,098
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

2 Represents movements arising from internally driven updates to models and recalibrations of model parameters specific only to Credit Suisse.
3 Represents movements arising from externally mandated updates to models and recalibrations of model parameters specific only to Credit Suisse.
4 Represents movements arising from externally mandated regulatory methodology and policy changes to accounting and exposure classification and treatment policies not only specific to Credit Suisse.
BIS leverage metrics – Group
	Phase-in			Look-through
			% change			% change
end of	1Q19	4Q18	QoQ	1Q19	4Q18	QoQ
Capital and leverage exposure (CHF million)
CET1 capital	36,556	35,824	2	36,556	35,824	2
Tier 1 capital	47,032	46,040	2	47,032	46,040	2
Leverage exposure	901,814	881,386	2	901,814	881,386	2
Leverage ratios (%)
CET1 leverage ratio	4.1	4.1	–	4.1	4.1	–
Tier 1 leverage ratio	5.2	5.2	–	5.2	5.2	–

Swiss capital metrics – Group
	Phase-in			Look-through
			% change			% change
end of	1Q19	4Q18	QoQ	1Q19	4Q18	QoQ
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	36,422	35,719	2	36,422	35,719	2
Going concern capital	50,434	49,443	2	46,897	45,935	2
Gone concern capital	36,466	35,678	2	39,495	37,909	4
Total loss-absorbing capacity (TLAC)	86,900	85,121	2	86,392	83,844	3
Swiss risk-weighted assets	290,729	285,193	2	290,729	285,193	2
Swiss capital ratios (%)
Swiss CET1 ratio	12.5	12.5	–	12.5	12.5	–
Going concern capital ratio	17.3	17.3	–	16.1	16.1	–
Gone concern capital ratio	12.5	12.5	–	13.6	13.3	–
TLAC ratio	29.9	29.8	–	29.7	29.4	–
Swiss capital and risk-weighted assets – Group
	Phase-in			Look-through
			% change			% change
end of	1Q19	4Q18	QoQ	1Q19	4Q18	QoQ
Swiss capital (CHF million)
CET1 capital – BIS	36,556	35,824	2	36,556	35,824	2
Swiss regulatory adjustments [1]	(134)	(105)	28	(134)	(105)	28
Swiss CET1 capital	36,422	35,719	2	36,422	35,719	2
Additional tier 1 high-trigger capital instruments	5,751	5,615	2	5,751	5,615	2
Grandfathered capital instruments	8,261	8,109	2	4,724	4,601	3
of which additional tier 1 low-trigger capital instruments	4,724	4,601	3	4,724	4,601	3
of which tier 2 low-trigger capital instruments	3,537	3,508	1	–	–	–
Swiss additional tier 1 capital	14,012	13,724	2	10,475	10,216	3
Going concern capital	50,434	49,443	2	46,897	45,935	2
Bail-in debt instruments	35,435	33,892	5	35,435	33,892	5
Tier 2 instruments subject to phase-out	370	691	(46)	–	–	–
Tier 2 amortization component	661	1,095	(40)	523	509	3
Tier 2 low-trigger capital instruments	–	–	–	3,537	3,508	1
Gone concern capital	36,466	35,678	2	39,495	37,909	4
Total loss-absorbing capacity	86,900	85,121	2	86,392	83,844	3
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	290,098	284,582	2	290,098	284,582	2
Swiss regulatory adjustments [2]	631	611	3	631	611	3
Swiss risk-weighted assets	290,729	285,193	2	290,729	285,193	2
1 Includes adjustments for certain unrealized gains outside the trading book.
2 Primarily includes differences in the credit risk multiplier.

Swiss leverage metrics – Group
	Phase-in			Look-through
			% change			% change
end of	1Q19	4Q18	QoQ	1Q19	4Q18	QoQ
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	36,422	35,719	2	36,422	35,719	2
Going concern capital	50,434	49,443	2	46,897	45,935	2
Gone concern capital	36,466	35,678	2	39,495	37,909	4
Total loss-absorbing capacity	86,900	85,121	2	86,392	83,844	3
Leverage exposure	901,814	881,386	2	901,814	881,386	2
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.0	4.1	–	4.0	4.1	–
Going concern leverage ratio	5.6	5.6	–	5.2	5.2	–
Gone concern leverage ratio	4.0	4.0	–	4.4	4.3	–
TLAC leverage ratio	9.6	9.7	–	9.6	9.5	–
Rounding differences may occur.
One-day, 98% trading book risk management VaR
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total
Risk management VaR (CHF million)
1Q19
Average	15	19	4	2	10	(23)		27
Minimum	12	17	3	1	8	–	[1]	24
Maximum	19	20	6	2	14	–	[1]	31
End of period	13	18	4	2	9	(22)		24
4Q18
Average	16	18	4	1	13	(24)		28
Minimum	11	17	3	1	9	–	[1]	22
Maximum	23	21	5	2	24	–	[1]	36
End of period	16	19	3	1	14	(23)		30
Risk management VaR (USD million)
1Q19
Average	15	19	4	2	10	(23)		27
Minimum	12	17	3	1	8	–	[1]	24
Maximum	19	20	6	2	14	–	[1]	32
End of period	13	18	4	2	9	(22)		24
4Q18
Average	16	18	4	1	13	(24)		28
Minimum	11	17	3	1	9	–	[1]	22
Maximum	23	22	5	2	24	–	[1]	36
End of period	16	19	3	1	14	(23)		30
Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Consolidated statements of operations
in	1Q19	4Q18	1Q18
Consolidated statements of operations (CHF million)
Interest and dividend income	4,818	5,514	4,451
Interest expense	(3,286)	(3,102)	(2,866)
Net interest income	1,532	2,412	1,585
Commissions and fees	2,612	2,864	3,046
Trading revenues	840	(865)	578
Other revenues	403	390	427
Net revenues	5,387	4,801	5,636
Provision for credit losses	81	59	48
Compensation and benefits	2,518	2,141	2,538
General and administrative expenses	1,413	1,569	1,508
Commission expenses	313	301	344
Restructuring expenses	–	136	144
Total other operating expenses	1,726	2,006	1,996
Total operating expenses	4,244	4,147	4,534
Income before taxes	1,062	595	1,054
Income tax expense	313	340	362
Net income	749	255	692
Net income/(loss) attributable to noncontrolling interests	0	(4)	(2)
Net income attributable to shareholders	749	259	694
Earnings/(loss) per share (CHF)
Basic earnings per share	0.29	0.10	0.27
Diluted earnings per share	0.29	0.10	0.26

Consolidated balance sheets
end of	1Q19	4Q18
Assets (CHF million)
Cash and due from banks	94,762	100,047
Interest-bearing deposits with banks	963	1,142
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	116,151	117,095
Securities received as collateral, at fair value	49,472	41,696
Trading assets, at fair value	144,922	133,635
Investment securities	1,716	1,479
Other investments	4,839	4,890
Net loans	292,970	287,581
Goodwill	4,807	4,766
Other intangible assets	224	219
Brokerage receivables	42,309	38,907
Other assets	40,501	37,459
Total assets	793,636	768,916
Liabilities and equity (CHF million)
Due to banks	18,780	15,220
Customer deposits	367,147	363,925
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	20,617	24,623
Obligation to return securities received as collateral, at fair value	49,472	41,696
Trading liabilities, at fair value	39,536	42,169
Short-term borrowings	26,557	21,926
Long-term debt	160,261	154,308
Brokerage payables	37,942	30,923
Other liabilities	29,393	30,107
Total liabilities	749,705	724,897
Common shares	102	102
Additional paid-in capital	35,212	34,889
Retained earnings	27,964	26,973
Treasury shares, at cost	(580)	(61)
Accumulated other comprehensive income/(loss)	(18,873)	(17,981)
Total shareholders' equity	43,825	43,922
Noncontrolling interests	106	97
Total equity	43,931	44,019

Total liabilities and equity	793,636	768,916

Consolidated statements of changes in equity
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
1Q19 (CHF million)
Balance at beginning of period	102	34,889	26,973	(61)	(17,981)	43,922	97	44,019
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–	–	–	–	–	(3)	(3)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–	–	–	–	–	11	11
Net income/(loss)	–	–	749	–	–	749	–	749
Cumulative effect of accounting changes, net of tax	–	–	242	–	(64)	178	–	178
Total other comprehensive income/(loss), net of tax	–	–	–	–	(828)	(828)	2	(826)
Sale of treasury shares	–	7	–	2,827	–	2,834	–	2,834
Repurchase of treasury shares	–	–	–	(3,367)	–	(3,367)	–	(3,367)
Share-based compensation, net of tax	–	253	–	21	–	274	–	274
Financial instruments indexed to own shares [3]	–	63	–	–	–	63	–	63
Dividends paid	–	–	–	–	–	–	(1)	(1)
Balance at end of period	102	35,212	27,964	(580)	(18,873)	43,825	106	43,931
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3
Includes certain call options the Group purchased on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options were designated as equity instruments and, as such, were initially recognized in shareholders' equity at their fair values and not subsequently remeasured.

Earnings per share
in	1Q19	4Q18	1Q18
Net income/(loss) attributable to shareholders (CHF million)
Net income attributable to shareholders for basic earnings per share	749	259	694
Net income attributable to shareholders for diluted earnings per share	749	259	694
Weighted-average shares outstanding (million)
For basic earnings per share available for common shares	2,573.1	2,564.3	2,586.4
Dilutive share options and warrants	3.4	4.0	2.2
Dilutive share awards	45.3	52.1	65.1
For diluted earnings per share available for common shares [1]	2,621.8	2,620.4	2,653.7
Earnings/(loss) per share available for common shares (CHF)
Basic earnings per share available for common shares	0.29	0.10	0.27
Diluted earnings per share available for common shares	0.29	0.10	0.26
1
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 6.7 million, 6.5 million and 11.6 million for 1Q19, 4Q18 and 1Q18, respectively.

Return on regulatory capital
Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity (a non-GAAP financial measure). In addition, it also measures the efficiency of the firm and its divisions with regard to the usage of capital as determined by the minimum requirements set by regulators. This regulatory capital is calculated as the worst of 10% of risk-weighted assets and 3.5% of leverage exposure. Return on regulatory capital is calculated using income/(loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average risk-weighted assets and 3.5% of average leverage exposure. These percentages are used in the calculation in order to reflect the 2019 fully phased in Swiss regulatory minimum requirements for Basel III CET1 capital and leverage ratios. For Global Markets and Investment Banking & Capital Markets, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology used to calculate return on regulatory capital.

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility and interest rate fluctuations and developments affecting interest rate levels;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2019 and beyond;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic goals, including those related to our targets and financial goals;
■ the ability of counterparties to meet their obligations to us;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
■ political and social developments, including war, civil unrest or terrorist activity;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our business or operations;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the potential effects of changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to maintain our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2018.